UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

ANNUAL CORPORATE GOVERNANCE REPORT

PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

YEAR ENDING: 31/12/2011

TAX ID NO.: A-48265169

Corporate name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

STANDARD ANNUAL CORPORATE GOVERNANCE REPORT OF PUBLICLY TRADED COMPANIES

To better understand and complete the form, first read the instructions at the end of this report.

A OWNERSHIP STRUCTURE

A.1. Complete the following table on the company’s share capital:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
20/OCT/2011	2,402,571,431.47	4,903,207,003	4,903,207,003

Indicate if there are different classes of shares with different rights associated to them:

NO

A.2. List the direct and indirect owners of significant holdings in your company at year end, excluding directors:

Name of shareholder (person or company)	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
MANUEL JOVE CAPELLÁN	0	247,405,517	5.046

Name of indirect owner of shareholding (person or company)	Through: Name of direct owner of shareholding (person or company)	Number of indirect voting rights (*)	% of total voting rights
MANUEL JOVE CAPELLÁN	INVERAVANTE INVERSIONES UNIVERSALES, S.L.	247,405,517	5.046

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate the most significant movements in the shareholding structure during the year:

A.3. Fill in the following tables with the members of the company’s board of directors with voting rights on company shares:

Name of director (person or company)	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	1,106,145	1,342,582	0.050
ÁNGEL CANO FERNÁNDEZ	344,260	0	0.007
CARLOS LORING MARTÍNEZ DE IRUJO	49,411	0	0.001
ENRIQUE MEDINA FERNÁNDEZ	42,299	1,592	0.001
IGNACIO FERRERO JORDI	3,826	59,516	0.001
JOSÉ ANTONIO FERNÁNDEZ RIVERO	62,552	0	0.001
JOSÉ MALDONADO RAMOS	73,264	0	0.001
JOSÉ LUIS PALAO GARCÍA-SUELTO	9,263	0	0.000
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	176,928	0	0.004
JUAN PI LLORENS	34,602	0	0.001
RAMÓN BUSTAMANTE DE LA MORA	12,795	2,524	0.000
SUSANA RODRÍGUEZ VIDARTE	22,000	3,124	0.001
TOMÁS ALFARO DRAKE	13,534	0	0.000

Fill in the following tables with the members of the company’s board of directors with rights on company shares:

% total voting rights held by the Board of Directors	0.069

Name of director (person or company)	Number of direct option rights	Number of indirect option rights	Number of equivalent shares	% of total voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	884,000	0	0	0.018
ÁNGEL CANO FERNÁNDEZ	207,000	0	0	0.004

A.4. Where applicable, indicate any family, trading, contractual or corporate relationships between holders of significant shareholdings, insofar as they are known to the company, unless they are of little relevance or are due to the ordinary course of business:

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.5. Where applicable, indicate any family, trading, contractual or corporate relationships between holders of significant shareholdings, and the company and/or its group, unless they are of little relevance or are due to the ordinary course of business:

A.6. Indicate if any shareholder agreements have been disclosed to the company that affect it under article 112 of the Securities Exchange Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

NO

Indicate whether the company knows the existence of concerted actions among its shareholders. If so, describe them briefly.

NO

If there has been any alteration or break-up of said pacts or agreements or concerted actions, indicate this expressly:

A.7. Indicate whether any person or organisation exercises or may exercise control over the company pursuant to article 4 of the Securities Exchange Act. If so, identify names:

NO

A.8. Fill in the following tables regarding the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	% total share capital
1,431,838	44,966,345	0.950

(*)	Through:

Name of direct owner of shareholding (person or company)	Number of direct shares
CORPORACIÓN GENERAL FINANCIERA, S.A.	44,938,538
BBVA DINERO EXPRESS, S.A.U.	27,807

Total	44,966,345

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

List significant changes occurring during the year, pursuant to Royal Decree 1362/2007:

Date reported	Total direct shares acquired	Total indirect shares acquired	% of total voting rights
24/JAN/2011	1,809,248	43,277,532	1.004
11/FEB/2011	10,781,806	34,920,316	1.018
16/MAR/2011	1,817,045	31,118,872	0.733
06/APR/2011	7,741,686	27,427,565	0.783
03/MAY/2011	9,355,118	30,633,675	0.890
30/MAY/2011	9,639,304	43,679,809	1.172
29/JUN/2011	8,522,622	48,390,275	1.250
15/JUL/2011	3,826,442	46,957,295	1.116
22/JUL/2011	3,557,040	50,444,282	1.186
17/AUG/2011	1,726,138	64,273,190	1.368
21/SEP/2011	5,478,686	81,248,626	1.798
13/OCT/2011	4,977,991	56,624,928	1.277
02/NOV/2011	2,283,088	52,555,747	1.119
23/NOV/2011	2,802,952	66,206,925	1.407
29/DEC/2011	8,086,569	49,636,495	1.177

Capital gain/(loss) on treasury stock divested during the period (€K)	-14,006

A.9. Detail the terms and conditions of the current AGM authorisation to the board of directors to buy and/or transfer treasury stock:

The following is a transcription of the resolution adopted by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders, 12th March 2010, under agenda item three:

“1.- Repealing the unavailed part from the resolution adopted at the Annual General Meeting, 13th March 2009, to authorise the Bank, directly or via any of its subsidiaries, for a maximum of five years as of the date of this present AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and concordant of the Companies Act.

2.- To approve the limits or requirements of these acquisitions, which shall be as follows:

- The nominal value of the shares acquired directly or indirectly, added to those that the Bank and its subsidiaries already own, may at no time exceed ten percent (10%) of the subscribed Banco Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised by the applicable legislation at any time. In all cases, respect must be paid to the limits established on the purchase of treasury stock by the regulatory authorities of the markets where the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed for trading.

- A restricted reserve may be charged to the Bank’s net total assets on the balance sheet equivalent to the sum of treasury stock booked under Assets. This reserve must be maintained until the shares are sold or redeemed.

- The shares purchased must be fully paid up, unless the purchase is without consideration, and must not entail any obligation to provide ancillary benefits.

- The purchase price will not be below the nominal price or more than 20% above the listed price or any other price associated to the stock on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

3.- Express authorisation is given to earmark the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.

4.- Reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and to the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.

5.- Authorise the Board of Directors, in compliance with article 30 c) of the company bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of five years from the date of this General Meeting, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions. Specifically, the Board is authorised, within the deadlines and limits established for the aforementioned implementation, to establish the date(s) of each capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the company bylaws to reflect the new figure for share capital; request de-listing of the redeemed stock and, in general, adopt such resolutions as necessary regarding this redemption and the consequent capital reduction, appointing the people able to formalise these actions.”

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.10. Indicate, where applicable, any legal or bylaw restriction on the exercise of voting rights and legal restriction on the acquisition and/or transfer of shares in the company’s capital. Indicate whether there are any legal restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise due to legal restrictions	0

Indicate whether there are any bylaw restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise due to bylaw restrictions	0

Indicate whether there are legal restrictions on the acquisition or transfer of shares in the company’s capital:

YES

Description of the legal restrictions on the acquisition or transfer of shares in the company’s capital:

Compliant with the provisions of articles 56 and following in Act 26/1988, 9th July, on discipline and oversight in financial institutions, amended by Act 5/2009, 29th June, which establishes that any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Act 26/1998) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned would be equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain The Bank of Spain will have 60 working days starting from the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

A.11. Indicate whether the General Meeting has approved measures to neutralise a public takeover bid, pursuant to Act 6/2007:

NO

If so, explain the measures approved and the terms and conditions under which the restrictions would become ineffective.

B -GOVERNANCE STRUCTURE

B.1. Board of Directors

B.1.1. List the maximum and minimum number of directors established in the bylaws:

Maximum number of directors	15
Minimum number of directors	5

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.2. Fill in the following table on the board members:

Name of director (person or company)	Representative	Post on the Board	Date first appointed	Date last appointed	Election procedure
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO	28/JAN/2000	12/MAR/2010	AGM BALLOT
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO	29/SEP/2009	12/MAR/2010	AGM BALLOT
CARLOS LORING MARTÍNEZ DE IRUJO	—	DIRECTOR	28/FEB/2004	11/MAR/2011	AGM BALLOT
ENRIQUE MEDINA FERNÁNDEZ	—	DIRECTOR	28/JAN/2000	13/MAR/2009	AGM BALLOT
IGNACIO FERRERO JORDI	—	DIRECTOR	28/JAN/2000	12/MAR/2010	AGM BALLOT
JOSÉ ANTONIO FERNANDEZ RIVERO	—	DIRECTOR	28/FEB/2004	13/MAR/2009	AGM BALLOT
JOSÉ MALDONADO RAMOS	—	DIRECTOR	28/JAN/2000	13/MAR/2009	AGM BALLOT
JOSÉ LUIS PALAO GARCÍA-SUELTO	—	DIRECTOR	01/FEB/2011	11/MAR/2011	AGM BALLOT
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	—	DIRECTOR	28/JAN/2000	11/MAR/2011	AGM BALLOT
JUAN PI LLORENS	—	DIRECTOR	27/JUL/2011	27/JUL/2011	CO-OPTION
RAMÓN BUSTAMANTE DE LA MORA	—	DIRECTOR	28/JAN/2000	12/MAR/2010	AGM BALLOT
SUSANA RODRÍGUEZ VIDARTE	—	DIRECTOR	28/MAY/2002	11/MAR/2011	AGM BALLOT
TOMÁS ALFARO DRAKE	—	DIRECTOR	18/MAR/2006	11/MAR/2011	AGM BALLOT

Total number of directors	13

Indicate which directors have left their seat on the board during the period:

Name of director (person or company)	Status of director at time of severance	Severance Date
RAFAEL BERMEJO BLANCO	INDEPENDENT	29/MAR/2011

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.3. Fill in the following tables on the board members and their different kinds of directorship:

EXECUTIVE DIRECTORS

Name of director (person or company)	Committee proposing his/her appointment	Post within the company organisation
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO

Total number of executive directors	2
% of total directors	15.385

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

Name of director (person or company)

CARLOS LORING MARTÍNEZ DE IRUJO

Profile

CHAIR OF THE BOARD’S REMUNERATION COMMITTEE, SPECIALIST IN CORPORATE GOVERNANCE.

OTHER RELEVANT POSTS: PARTNER AT ABOGADOS GARRIGUES LAW FIRM.

READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID

Name of director (person or company)

ENRIQUE MEDINA FERNÁNDEZ

Profile

STATE ATTORNEY ON SABBATICAL.

OTHER RELEVANT POSTS: WORKED IN VARIOUS FINANCIAL INSTITUTIONS. DEPUTY CHAIRMAN OF GINÉS NAVARRO CONSTRUCCIONES UNTIL ITS MERGER WITH GRUPO ACS.

READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID

Name of director (person or company)

IGNACIO FERRERO JORDI

Profile

MANAGING DIRECTOR OF NUTREXPA Y LA PIARA. CHAIRMAN OF ANETO NATURAL.

READ LAW AT UNIVERSIDAD DE BARCELONA.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name of director (person or company)

JOSÉ ANTONIO FERNÁNDEZ RIVERO

Profile

CHAIR OF RISKS COMMITTEE.

OTHER RELEVANT POSTS: GENERAL MANAGER OF THE GROUP UNTIL JANUARY 2003. HAS BEEN DIRECTOR REPRESENTING BBVA ON THE BOARDS OF TELEFÓNICA, IBERDROLA, BANCO DE CRÉDITO LOCAL, AND CHAIRMAN OF ADQUIRA. READ ECONOMICS AT UNIVERSIDAD DE SANTIAGO DE COMPOSTELA

Name of director (person or company)

JOSÉ LUIS PALAO GARCÍA-SUELTO

Profile

CHAIR OF BOARD AUDIT & COMPLIANCE COMMITTEE.

OTHER RELEVANT POSTS: WAS HEAD OF THE AUDIT & INSPECTION SERVICE AT INSTITUTO DE CRÉDITO OFICIAL AND PARTNER IN THE FINANCIAL DIVISION AT ARTHUR ANDERSEN IN SPAIN. HAS ALSO BEEN AN INDEPENDENT CONSULTANT. READ AGRICULTURAL ENGINEERING AT ETS DE INGENIEROS AGRÓNOMOS DE MADRID, ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

JUAN CARLOS ÁLVAREZ MEZQUÍRIZ

Profile

MANAGING DIRECTOR OF GRUPO EL ENEBRO, S.A.

READ ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

JUAN PI LLORENS

Profile

WAS EXECUTIVE CHAIRMAN OF IBM SPAIN AND HAS HELD VARIOUS SENIOR POSITIONS IN IBM AT AN INTERNATIONAL LEVEL.

READ INDUSTRIAL ENGINEERING AT UNIVERSIDAD POLITÉCNICA DE BARCELONA AND TOOK A GENERAL MANAGEMENT PROGRAMME AT IESE.

Name of director (person or company)

RAMÓN BUSTAMANTE DE LA MORA

Profile

DIRECTOR AND GENERAL MANAGER AND NON-EXECUTIVE DEPUTY CHAIRMAN OF ARGENTARIA, AND CHAIRMAN OF UNITARIA.

OTHER RELEVANT POSTS: VARIOUS SENIOR POSITIONS IN BANESTO.

READ ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

SUSANA RODRÍGUEZ VIDARTE

Profile

WAS DEAN OF THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES, “LA COMERCIAL”, DEUSTO FROM 1996 TO 2009 AND SINCE 2003 HAS BEEN DIRECTOR AT THE INSTITUTO INTERNACIONAL DE DIRECCIÓN DE EMPRESAS. HEADS THE POSTGRADUATE AREA AT THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES AND IS MEMBER OF INSTITUTO DE CONTABILIDAD Y AUDITORÍA DE CUENTAS (Accountants and Auditors Institute).

PHD IN ECONOMICS AND BUSINESS STUDIES FROM UNIVERSIDAD DE DEUSTO.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name of director (person or company)

TOMÁS ALFARO DRAKE

Profile

CHAIR OF THE BOARD APPOINTMENTS COMMITTEE.

DIRECTOR OF THE BACHELOR’S DEGREE IN BUSINESS ADMINISTRATION & MANAGEMENT, THE BUSINESS SCIENCES DIPLOMA AND THE DEGREES IN BUSINESS ADMINISTRATION & MANAGEMENT AND MARKETING AT UNIVERSIDAD FRANCISCO DE VITORIA. READ ENGINEERING AT ICAI.

Total number of independent directors	10
% of total directors	76.923

OTHER EXTERNAL DIRECTORS

Name of director (person or company)	Committee proposing his/her name
JOSÉ MALDONADO RAMOS	—

Total number of other external directors	1
% of total directors	7.6923

Detail the reasons why they cannot be considered proprietary or independent directors and their affiliations with the company or its management or its shareholders.

Name of director (person or company)

JOSÉ MALDONADO RAMOS

Company, manager or shareholder with whom affiliated

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Reasons

Mr. José Maldonado Ramos was the BBVA Company Secretary and Board Secretary until 22nd December 2009, when the Board resolved his retirement as Company executive. Pursuant to article 1 of the Board Regulations, Mr Maldonado is an external director of the Bank.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate any changes that may have occurred during the period in the type of directorship of each director:

B.1.4. Explain, where applicable, the reasons why proprietary directors have been appointed at the behest of shareholders whose holding is less than 5% of the capital.

Indicate whether formal petitions for presence on the board have been received from shareholders whose holding is equal to or higher than others at whose behest proprietary directors would have been appointed. Where applicable, explain why these petitions have not been satisfied.

NO

B.1.5. Indicate if any director has stood down before the end of his/her term in office, if the director has explained his/her reasons to the board and through which channels, and in the event reasons were given in writing to the entire board, explain below, at least the reasons that were given:

YES

Name of director

RAFAEL BERMEJO BLANCO

Reason for leaving

At the Board of Directors meeting on 29th March 2011, the director, Rafael Bermejo Blanco presented his resignation as he had reached the age then established under the BBVA Board Regulations. This event was reported to the securities exchange commission (CNMV) and filed as a Relevant Event.

B.1.6. Indicate any powers delegated to the managing directors managing directors(s):

Name of director (person or company)

FRANCISCO GONZÁLEZ RODRÍGUEZ

Brief description

Holds wide-ranging powers of proxy and administration in keeping with the characteristics and needs of his post as Chairman & CEO of the Company.

Name of director (person or company)

ÁNGEL CANO FERNÁNDEZ

Brief description

Holds wide-ranging powers of proxy and administration in keeping with the characteristics and needs of his post as President & COO of the Company.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.7. Identify any members of the board holding posts as directors or managers in other companies that form part of the listed company’s group:

Name of director (person or company)	Name of the group	Position
FRANCISCO GONZÁLEZ RODRÍGUEZ	BBVA BANCOMER, S.A.	DIRECTOR
FRANCISCO GONZÁLEZ RODRÍGUEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	CHINA CITIC BANK CORPORATION LIMITED DIRECTOR (CNCB)	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	TURKIYE GARANTI BANKASI A.S	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	GRUPO FINANCIERO BBVA BANCOMER , S.A. DE C.V.	ACTING DIRECTOR
ÁNGEL CANO FERNÁNDEZ	BBVA BANCOMER, S.A.	ACTING DIRECTOR

B.1.8. List, where applicable, any company directors that sit on boards of other companies publicly traded in Spain outside the group, of which the company has been informed:

B.1.9. Indicate and, where applicable, explain whether the company has established rules on the number of boards on which its directors may sit:

YES

Explanation of the rules

Article 11 of the Board Regulations establishes that in the performance of their duties, directors will be subject to the incompatibility and debarment rules established under current legislation and in particular under Act 31/1968, 27th July, on senior-management incompatibilities in the private-sector banking industry. This establishes the maximum number of boards to which a bank director may belong.

Directors may not, on their own behalf or on behalf of a third party, engage in an activity that is identical, similar or supplementary to that which constitutes the Company’s corporate purpose, unless it is with the express authorisation of the Company, by resolution of the General Meeting, for the purpose of which they must inform the Board of Directors of that fact.

Directors may not provide professional services to companies competing with the Bank or of any of its Group companies. They will not agree to be an employee, manager or director of such companies unless they have received express prior authorisation from the Board of Directors or unless these activities had been provided or conducted before they joined the Board and they had informed the Bank of them at that time.

Directors of the Bank may not hold office in any company in which the Bank holds an interest or in any company within its Group.

As an exception and at the discretion of the Bank, executive directors are able to hold office in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associate companies with the approval of the Board of Directors. Loss of the office of executive director carries an obligation to resign from any office in a subsidiary or associate company held by virtue of such directorship.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Non-executive directors may hold office in the Bank’s associate companies or in any other Group company provided the office is not related to the Group’s holding in such companies. They must have prior approval from the Board of Directors.

Directors may not hold political office or engage in other activities that might have a public significance or affect the image of the Bank in any manner, unless this is with prior authorisation from the Board of Directors.

B.1.10. Regarding the recommendation no. 8 of the Unified Code, list the general strategies and policies in the company that the board reserves for plenary approval:

Investment and funding policy;	YES

Definition of how the Group companies are structured	YES

The corporate governance policy	YES

The corporate social responsibility policy	YES

The strategic or business plan and the annual management and budgetary targets	YES

The policy for senior managers’ remuneration and performance assessment	YES

The policy for overseeing and managing risks, and the periodic monitoring of the internal information and oversight systems.	YES

The pay-out policy and the treasury-stock policy, especially their limits	YES

B.1.11. Fill in the following tables on the aggregate remuneration of directors accruing during the year:

a) In the company covered in this report:

Remuneration item	Data in €k
Fixed remuneration	7,253
Variable remuneration	4,900
Attendance fees	0

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Bylaw perquisites	0
Share options and/or other financial instruments	0
Others	784

Total:	12,937

Other benefits	Data in €k
Advances	0
Loans granted	0
Funds and pension schemes: Contributions	0
Funds and pension schemes: Contractual obligations	16,831
Life insurance premiums	0
Guarantees constituted by the company for the directors	0

b) For company directors sitting on other boards of directors and/or belonging to the senior management of group companies:

Remuneration item	Data in €k
Fixed remuneration	0
Variable remuneration	0
Attendance fees	0
Bylaw perquisites	0
Share options and/or other financial instruments	0
Others	0

Total:	0

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Other benefits	Data in €k
Advances	0
Loans granted	0
Funds and pension schemes: Contributions	0
Funds and pension schemes: Contractual obligations	0
Life insurance premiums	0
Guarantees constituted by the company for the directors	0

c) Total remuneration by type of directorship:

Type of directorship	By company	By group
Executives	8,647	0
Proprietary directors	0	0
Independent External Directors	3,913	0
Other External Directors	377	0

Total:	12,937	0

d) Regarding the allocated profit of the dominant company:

Total remuneration of all directors (€k)	12,937
Total remuneration all directors/attributable profit of dominant company (expressed as %)	0.4

B.1.12. Identify the members of the senior management that are not in turn executive directors, and indicate total remuneration accruing to them during the year:

Name (person or company)	Position

VICENTE RODERO RODERO	SOUTH AMERICA

JUAN ASÚA MADARIAGA	BUSINESSES SPAIN (SPAIN & PORTUGAL)

JUAN IGNACIO APOITA GORDO	HUMAN RESOURCES AND SERVICES

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

EDUARDO ARBIZU LOSTAO	LEGAL, AUDIT & COMPLIANCE SERVICES

JOSÉ MARÍA GARCÍA MEYER-DOHNER	GLOBAL RETAIL & BUSINESS BANKING

MANUEL SÁNCHEZ RODRÍGUEZ	UNITED STATES

RAMÓN MARÍA MONELL VALLS	INNOVATION & TECHNOLOGY

CARLOS TORRES VILA	CORPORATE STRATEGY & DEVELOPMENT

GREGORIO PANADERO ILLERA	COMMUNICATION & BRAND

MANUEL GONZÁLEZ CID	FINANCE DEPARTMENT

MANUEL CASTRO ALADRO	RISKS

JOSÉ BARREIRO HERNÁNDEZ	CORPORATE & INVESTMENT BANKING

IGNACIO DESCHAMPS GONZÁLEZ	MEXICO

Total senior management remuneration (€k)	24,469

B.1.13. Identify in aggregate terms whether there are any ring-fence or guarantee clauses for cases of dismissal or changes of control in favour of the senior management, including executive directors, of the company or of its group. Indicate whether these contracts must be disclosed and/or approved by the company or group governance bodies:

Number of beneficiaries	13

	Board of Directors	General Meeting
Body authorising the clauses	YES	NO

Is the General Meeting informed of the clauses?	YES

B.1.14. Indicate the process to establish remuneration of board members and the relevant bylaw clauses.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Process to establish remuneration of board members and the relevant bylaw clauses.

The remuneration system for the the pay of all the members of the Board of Directors, as directors, has to be approved by the board, pursuant to article 36 of the Board Regulations, at the proposal of the Remuneration committee, made up exclusively by external directors. Thus, section b of article 17 of the Board Regulations establishes that the Board must approve directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must include.

Article 53 of the BBVA Bylaws “Allocation of profit or losses” establishes the following:

The General Meeting will resolve on the allocation of profit or losses from the year, in accordance with the balance sheet approved.

The Company’s net earnings will be distributed in the following order:

a)	Allocation to insurance-benefit reserves and funds required by prevailing legislation and, where applicable, to the minimum dividend mentioned under article 13 of these Company Bylaws.

b)	A minimum of four per cent of the paid-up capital, allocated to shareholder dividends.

c)

Four per cent allocated to remuneration for the services of the Board of Directors and of the Executive Committee, except where the Board resolves to reduce that percentage in years when it deems this appropriate. The resulting figure will be made available to the Board of Directors to distribute amongst its members at the time and in the form and proportion that the Board determines. It may be paid in cash or, if the General Meeting so resolves pursuant to the law, by delivery of shares, share options or remuneration indexed to the share price.

This amount may only be taken out after the shareholders’ right to the minimum four per cent dividend mentioned above has been duly recognised.

Article 50 bis of the BBVA Bylaws establishes the following for executive directors:

Article 50 bis

Directors who have executive functions in the Company attributed to them, whatever the nature of their legal relationship with it, will be entitled to receive remuneration for providing these services. This will consist of: a fixed amount, in keeping with the services and responsibilities of the post; a variable supplement and any reward schemes established in general for the senior management of the Bank. These may comprise delivery of shares or share options or remuneration indexed to the share price, subject to any requirements established by prevailing legislation. Their remuneration also includes benefits, such as the relevant retirement and insurance schemes and social security. In the event of severance not due to breach of duties, these directors will be entitled to compensation. Under the BBVA Board Regulations, the Remuneration Committee has powers to determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, Chairman, the Chief Operating Officer and other executive directors of the Bank, so that these can be submitted to the Board of Directors. The Remuneration Committee, which comprises only external directors, which must comprise exclusively external directors (and is currently made up of a majority of independent directors), annually determines the updating of the fixed and variable remuneration of the executive directors and establishes the applicable targets in order to determine their variable remuneration. This is later approved by the Board of Directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remuneration linked to Bank shares:

In this case, the law establishes that resolution must be passed by the General Meeting, at the proposal of the Board of Directors, following a proposal from the Remuneration Committee. Thus, the Bank’s General Meeting, 12th March 2010, approved a Multi-Year Variable Share Remuneration Programme for 2010 and 2011. The Programme allocates each beneficiary (members of the Group senior management, including executive directors and members of the Management committee) a number of units, according to their level of responsibility, which may, at the end of the Programme, give rise to the delivery of ordinary shares in BBVA as a function of BBVA’s TSR performance benchmarked against a peer group. Similarly, the Bank’s General Meeting, 11th March 2011, adopted a system of Variable Remuneration in Shares for the Management for 2011. The system is based on an incentive for the management. Each year, every manager is awarded an allocation of units that will serve as the basis for establishing how many shares will be delivered on the settlement date. This number will be associated with the manager’s degree of compliance with a set of Group-level indicators.

The following is established for the non-executive directors:

Pursuant to article 53 of the Company Bylaws, the Board of Directors adopted a remuneration system for the Company directors that is not applicable to the executive directors. The system determines a fixed amount for the directorship, valuing the responsibility, dedication and incompatibilities the directorship entails. It also comprises another fixed amount for the members of the various Board Committees, valuing the responsibility, dedication and incompatibilities sitting on these committees involves, applying a heavier weighting to the post of chair on each committee. The General Meeting, 11th March 2011, resolved to renew the remuneration system with deferred delivery of shares approved at the General Meeting, 18th March 2006. This comprises the annual allocation over five years of “theoretical BBVA shares” to non-executive directors in the Bank, as part of their pay, which will be delivered, where applicable, on the date on which they cease to be directors on any grounds other than serious dereliction of duty.

In the General Meeting scheduled for 16th March 2012, the Company is planning to propose the amendment of article 53 of the Bank’s Company Bylaws and to include a new article 33 bis which regulates the remuneration of the Board of Directors.

State whether the board, in plenary session, has reserved powers to approve the following resolutions:

At the proposal of the company’s chief executive officer, the appointment and possible separation of senior managers from their posts, as well as their severance compensation clauses.	YES

Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that must be included in their contracts.	YES

B.1.15. Indicate whether the board of directors approves a detailed remuneration policy and explain on which issues it pronounces its opinion:

YES

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Amount of the fixed components, with breakdown, where applicable, of fees for attending the board and its committee meetings and an estimate of the fixed annual remuneration arising from the same	YES

Variable remuneration items	YES

Main specifications of the pension schemes, with an estimate of their amount or equivalent annual cost.	YES

Conditions that the contracts of executive directors in senior management positions must respect	YES

B.1.16. Indicate whether the board of directors submits an annual report on the directors pay policy to the General Meeting for consultation purposes. If so, explain the aspects of the report on the remuneration policy approved by the board for future years, the most significant changes in this policy compared to the policy applied during the year and a global summary of how the remuneration policy was applied during the year. Describe the role played by the remuneration committee and if external advisors have been engaged, the identity of the consultants involved:

YES

Issues on which the board pronounces on remuneration policy

The report on the BBVA Board of Directors Remuneration Policy contains a description of the general principles of the Group remuneration policy and its specific application to BBVA directors; the remuneration system for the executive directors and its components, including both fixed and variable remuneration (comprising an ordinary variable remuneration in cash and another variable remuneration in shares); distribution of the total annual remuneration, corporate pension scheme and other remuneration items; the main characteristics of the executive directors’ contracts with BBVA; the remuneration system for non-executive BBVA directors, including fixed remuneration and the remuneration system with deferred delivery of shares; the evolution of the total remuneration of the Board and future policy, thereby offering maximum transparency in this matter.

The report on the BBVA Board of Directors Remuneration Policy was furnished by the Remuneration Committee and submitted to the Board of Directors for its approval. It was then put to a consultative vote at the Bank’s General Meeting, 11th March 2011, as a separate agenda item. The General Meeting approved it.

Role of the Remuneration and Appointments Committee

The duties of the Remuneration Committee are reflected in article 36 of the Board Regulations as follows:

1.

Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

2.

- Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3.	Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will apprise the Company’s Annual General Meeting of this.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

4.

Propose the remuneration policy for senior management to the Board and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Entity.

5.	Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6.

Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

7.	Any other duties that may have been allocated under these Regulations or attributed to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board and, where applicable, the Company’s chief executive officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

Has external consultancy been used?	YES

Identity of external consultants.

Towers Watson and Garrigues Human Capital

B.1.17. Indicate, where applicable, the identity of board members who also sit on boards or form part of the management of companies that hold significant shareholdings in the listed company and/or in its group companies:

List the relevant affiliations other than those considered in the above paragraph that link board members to significant shareholders and/or companies in their group:

B.1.18. Indicate whether during the year there has been any change in the board regulations:

YES

Description of changes

During 2011, the BBVA Board of Directors resolved to amend the following articles of the Board Regulations: Article 1. Conditions of directorship, to amend the definition of independent and proprietary directors; Article 4. Term of office, to amend the age limit for directors and to introduce a technical improvement regarding the term of directors co-opted pursuant to article 244 of the Corporate Enterprises Act; Article 11. Incompatibility, to adapt the regulations to article 230 of the Corporate Enterprises Act regarding debarment of directors; Article 17. Functions of the Board of Directors, to adapt it to Directive 76/2010 regarding the approval of the remuneration policy for employees whose professional activities may have a significant impact on the Entity’s risk profile; Article 20. Quorum and approval of resolutions, to adapt its wording to article 247.2 of the Corporate Enterprises Act; Article 22. Adoption of resolutions in writing without meeting, to eliminate references to the Companies Act; Article 24. Meeting procedures, to include the possibility of

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

holding Board meetings over remote communication media; Article 26. Composition (of the Executive Committee), to amend the composition of the Executive Committee; Article 29. Composition (of the Audit & Compliance Committee) and Article 30. Functions of the Audit & Compliance Committee, to adapt these to the Additional Provision 18 of the Securities Exchange Act, including the functions this Committee must have; Article 36. Functions (of the Remuneration Committee), to adapt it to Directive 76/2010 and Royal Decree 771/2011, including amongst its functions the proposal to the Board of the remuneration policy for employees subject to the principles in the Directive and direct oversight of the remuneration of senior managers tasked with the Bank’s risk management and compliance functions; Article 40. Rules of organisation and operation (of the Risks Committee) to include the Risks Committee’s power to request attendance at its meetings of persons with positions in the Group that are related to the Committee’s functions and to receive advice from experts.

The aforementioned amendments to the Board Regulations were analysed by the Executive Committee prior to their approval by the Board of Directors. The Board Regulations can be read on the Bank’s corporate website (www.bbva.com).

B.1.19. Indicate procedures for the appointment, re-election, evaluation and removal of directors. List the competent bodies, the procedures to be followed and the criteria to be employed in each procedure.

Appointment:

Articles 2 and 3 of the Board Regulations stipulate that members will be appointed to the Board by the General Meeting without prejudice to the Board’s right to co-opt members in the event of any vacancy.

In any event, persons proposed for appointment as directors must meet the requirements pursuant to applicable legislation, the special code for financial institutions and the Company bylaws.

The Board of Directors will put its proposals to the Company’s General Meeting in such a way that there is an ample majority of external directors over executive directors on the Board and that the number of independent directors accounts for at least one third of the total seats.

The Board will approve the proposals it submits to the General Meeting for appointment or re-election of directors and its resolutions to co-opt directors at the proposal of the Appointments Committee in the case of independent directors, and following a report from said Committee for all other directors.

The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, he/she must leave the room.

Directors will stay in office for the term defined by the Company Bylaws under a resolution passed by the General Meeting. If they have been co-opted, they will stay in office until the

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

first General Meeting is held. The General Meeting may then ratify their appointment for the term of office remaining to the director whose vacancy they have covered through co-option, or else appoint them for the term of office established under the Company Bylaws.

Re-election:

See above Section

Evaluation:

Article 17 of the Board Regulations indicates that the Board of Directors will be responsible for assessing the quality and efficiency in the operation of the Board and its Committees, on the basis of the reports that said Committees submit. Also to assess the performance of the Chairman of the Board and, where pertinent, of the Company’s chief executive officer, on the basis of the report submitted by the Appointments Committee.

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board, will organise and coordinate with the chairs of the relevant committees to carry out periodic assessment of the Board, and of the chief executive officer of the Bank when this post is not also held by the Chairman.

Pursuant to the provisions of these Board Regulations, the Board of Directors assessed the quality and efficacy of its own performance and that of its Committees and the performance of the duties of the Chairman, both as Chairman of the Board and as Chief Executive Officer of the Bank.

Severance:

Directors will stand down from office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the Board of any circumstances affecting them that might harm the Company’s corporate reputation and credit and, in particular, of any criminal charges brought against them and any significant changes that may arise in their standing before the courts.

Directors must place their directorship at the disposal of the Board and accept its decision regarding their continuity in office. If its decision is negative, they are obliged to tender their resignation under the circumstances listed in section B.1.20. below.

Directors will resign their positions on reaching 75 years of age. They must present their resignation at the first meeting of the Bank’s Board of Directors after the General Meeting that approves the accounts for the year in which they reach this age.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.20. Indicate the circumstances under which directors are obliged to resign.

Apart from the cases established in the applicable legislation, article 12 of the BBVA Board Regulations establishes that board members must place their directorship at the disposal of the board of directors and accept the board’s decision on whether or not they are to continue to sit on it. Should the Board decide against their continuity, they are obliged to present their formal resignation in the following circumstances:

- When they are affected by circumstances of incompatibility or debarment as defined under prevailing legislation, in the Company’s Bylaws or in the Director’s Charter.

- When significant changes occur in their professional situation or that may affect the condition by virtue of which they were appointed to the Board.

- When they are in serious dereliction of their duties as directors.

- When the director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, and/or no longer displays the commercial and professional honour required to hold a Bank directorship.

B.1.21. Explain whether the role of chief executive officer in the company is played by the chairman of the board. If so, indicate the measures taken to limit the risks of accumulating powers in a single person:

YES

Measures to limit risks

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s chief executive officer unless the Board resolves to separate the posts of chairman and chief executive officer on the grounds of the Company’s best interests.

Under the Company Bylaws, the Chairman will, in all cases, be the highest-ranking representative of the Company. However, under article 45 and 46 of the Bylaws, the Company has an Executive Committee with the following powers: To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all areas of operation of the Entity; and in general to exercise the authority conferred on it by the Board of Directors. Likewise, article 49 of the Bylaws establishes that the Company has a President & Chief Operating Officer. He/she has broad-ranging powers delegated by the Board, with the powers inherent to this post to administer and represent the Company. The heads of all the Company’s business areas and some of the Company’s support areas report to him/her. Finally, the Board has the support of various committees to help it better perform its duties. These include the Audit & Compliance Committee, the Appointment Committee, the Remuneration Committee and the Risks Committee, which help the Board on issues corresponding to business within the scope of their powers. Their composition, rules of organisation and operation are reflected in section B.2.3. below.

Indicate and, where applicable, explain whether rules have been established to empower one of the independent directors to request a board meeting be called or new business included on the agenda, to coordinate and give voice to the concerns of external directors and to direct the assessment by the Board of Directors

NO

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.22. Are reinforced majorities required, other than the legal majorities, for any type of resolution?

NO

Indicate how resolutions are adopted in the board of directors, giving at least the minimum quorum for attendance and the type of majorities required to adopt resolutions:

Description of resolution:

1) Appointment of an Executive committee and appointment of the President & Chief Operating Officer

Quorum	%
Half plus one of its members, present or represented	50.01

Type of majority	%
Favourable vote of 2/3 of members	66.66

Description of resolution:

Other resolutions

Quorum	%
Half plus one of its members, present or represented	50.01

Type of majority	%
Absolute majority of votes, present or represented	50.01

B.1.23. Explain whether there are specific requirements, other than those regarding directors, to be appointed chairman?

NO

B.1.24. Indicate whether the chairman has a casting vote:

NO

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.25. Indicate whether the bylaws or the board regulations establish any age limit for directors:

YES

Age limit for chairman	Age limit for managing director (COO)	Age limit for directors
0	0	75

B.1.26. Indicate whether the bylaws or the board regulations establish any limit for independent directors’ term of office:

NO

Maximum number of years in office	0

B.1.27. If there are few or no female directors, explain the reasons and the initiatives adopted to correct the situation

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explanation of reasons and initiatives

Article 3 of the Board Regulations establishes that the proposals that the Board submits to the Company’s General Meeting for the appointment or re-election of directors and the resolutions to co-opt directors made by the Board of Directors will be approved at the proposal of the Appointments Committee in the case of independent directors and on the basis of a report from said Committee in the case of all other directors. The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, he/she must leave the room. The Appointments Committee is tasked with formulating and providing information for the proposals to appoint and re-elect directors. To such end, the Board Regulations establish that the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists in the event of no or few female directors.

During 2011, the Appointments Committee carried out two selection processes. In both, the Committee ensured that there are no implicit biases that may hinder the access of women to the vacancies. It evaluated the skills, knowledge and expertise of all the candidates according to the needs of the governing bodies at any time, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time For these selection process, the Committee has received support from one of the most prestigious consultancy firms on the international market in the selection of directors. In both process, the external expert was expressly requested to include women with the suitable profile amongst the candidates to be presented and the Committee analysed the personal and professional profiles of all the candidates presented on the basis of the information provided by the consultancy firm, according to the needs of the Bank’s governing bodies at any time. The skills, knowledge and expertise necessary to be a Bank director were evaluated and the rules on incompatibilities and conflicts of interest as well as the dedication deemed necessary to be able to comply with the duties was taken into account. These selection processes ended in the proposal to the Board that Mr José Luís Palao García-Suelto and Mr Juan Pi Llorens be appointed as Bank directors, both with the status of independent directors.

Following the above procedures, the Board also carried out another process to select a new candidate as BBVA director for proposal to the General Meeting ending in the selection of Ms Belén Garijo López. It is expected that the Board, at the proposal of the Appointments Committee, will propose her appointment to the General Meeting to be held in March 2012.

In particular, indicate whether the appointments & remuneration committee has established procedures for selecting female directors and deliberately seeks candidates meeting the required profile:

YES

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate the main procedures.

See previous Section.

The Appointments Committee, in compliance with the Board Regulations, takes care to ensure that the director recruitment procedures include women who meet the professional profile sought amongst potential candidates, such that there are no implicit biases hindering the selection of female directors.

B.1.28. Indicate whether there are formal processes for delegating votes on the board of directors. If so, describe them briefly.

The BBVA Board Regulations establishes that directors are obliged to attend the meetings of corporate bodies and the meetings of the Board Committees on which they sit, unless for a justifiable reason. Directors will participate in the discussions and debates on matters submitted for their consideration.

However, article 21 of the Board Regulations establishes that should it not be possible for a director to attend any of the Board meetings, he or she may grant proxy to another director to represent and vote for him or her. This will be done by a letter, fax, telegram or email sent to the Company with the information required for the proxy director to be able to follow the absent director’s indications.

B.1.29. Indicate the number of meetings the Board of Directors has held during the year. Where applicable, indicate how many times the board has met without the chairman in attendance:

Number of Board Meetings	12

Number of Board Meetings not attended by the Chairman	0

Indicate the number of meetings the board’s different committees have held during the year.

Number of Executive Committee meetings	18

Number of Audit Committee meetings	12

Number of Appointments & Remuneration Committee meetings	0

Number of Appointments Committee meetings	10

Number of Remuneration Committee meetings	9

B.1.30. Indicate the number of meetings the board of directors has held during the year without the attendance of all its members. In calculating this number, non-attendance shall include proxies given without specific instructions:

Number of non-attendances by directors during the year	1

% of non-attendances to total votes during the year	0.69

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.31. Indicate whether the individual and consolidated financial statements presented to the board’s approval are certified beforehand:

NO

Where applicable, identify the person(s) who has(have) certified the individual and consolidated financial statements to be filed by the board:

B.1.32. Explain the mechanisms, if any, established by the board of directors to prevent the individual and consolidated financial statements that it files from being presented to the AGM with a qualified auditor’s report.

Article 2 of the BBVA Audit & Compliance Committee’s regulations establishes that the Committee, consisting exclusively of independent directors, will have the task of assisting the Board of Directors in supervising the BBVA Group’s financial statements and in the exercise of its oversight duties for the BBVA Group. The following are included within the scope of its duties: supervising the sufficiency, adequacy and effectiveness of the internal oversight systems and to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in the annual and quarterly reports. This also applies to the accounting and financial information required by the Bank of Spain or other regulatory bodies of countries where the Group operates.

The Committee will verify that the audit schedule is being carried out under the service agreement with suitable periodicity and that it satisfies the requirements of the competent authorities (in particular the Bank of Spain) and the Bank’s governing bodies. It will periodically (at least once a year) request the auditors to provide an assessment of the quality of internal oversight procedures in the Group.

The Committee will also be apprised of any infractions, situations requiring corrections, or anomalies of relevance that may be detected while the external audit is being carried out. Relevance will mean any circumstances that, on their own or together as a whole, may give rise to significant material damage or impact on the Group’s net worth, earnings or reputation. It is up to the external auditor’s discretion to decide what is of relevance and, in the event of any doubt, the auditor will opt for communication.

B.1.33. Is the company secretary a director?

NO

B.1.34. Explain the appointment and severance procedures for the secretary of the board, indicating whether his/her appointment and severance has been reported to the appointments committee and approved by the board in a plenary meeting.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Appointment and severance procedure

The BBVA Board Regulations establish that the Board of Directors will appoint a secretary from amongst its members, on the basis of a report from the Appointments & Remuneration Committee, unless it resolves to commend these duties to a person other than a Board member. The same procedure will apply to the severance of the secretary from his or her duties.

Does the Appointments Committee have a say in his/her appointment?	YES

Does the Appointments Committee have a say in his/her severance?	YES

Does the Board, in plenary, approve the appointment?	YES

Does the Board, in plenary, approve the severance?	YES

Does the secretary of the board have the duty to take special care in overseeing good governance recommendations?

YES

Observations

Article 23 of the Board Regulations establishes that the secretary, as well as performing the duties attributed by law and by the Company Bylaws, will be concerned with the formal and material legality of the Board’s actions, ensuring they are in compliance with the Company Bylaws, the General Meeting Regulations and the Board Regulations, and that they take into account recommendations on good governance that the Company has underwritten at any time.

B.1.35. Indicate what mechanisms the company has established, if any, to preserve the independence of the auditor, the financial analysts, the investment banks and the rating agencies.

The BBVA Audit & Compliance Committee regulations establish that this Committee’s duties, described in section B.2.3.2., include ensuring the independence of the external audit in two ways:

- ensuring that the auditors’ warnings, opinions and recommendations cannot be compromised.

- establishing the incompatibility between the provision of audit services and the provision of consultancy, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the Committee must grant its approval, which can be done in advance by delegation to its chair.

This matter is subjected to special attention by the Audit Committee, which holds periodic meetings with the external auditor, without Bank directors being present, to know the details of the progress and quality of the external audit work, as well as to confirm the independence of the performance of their duties. It also monitors the engagement of consultancy services to ensure compliance with the Committee’s Regulations and the applicable legislation in order to safeguard the independence of the external auditor.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, in compliance with point six of section 4 of the additional provision 18 to the Securities Exchange Act and article 30 of the BBVA Board Regulations, each year, before the audit report is issued, the Audit & Compliance Committee must submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services provided to Group entities. The external auditor must also issue a report each year, confirming its independence from BBVA or entities directly or indirectly related to BBVA. The report must also include information on additional services of any kind provided to such entities by said auditors or by persons or entities related to them, pursuant to the Accounts Auditing Act.

In compliance with these obligations, the corresponding reports have been issued on the independence of the auditor.

Additionally, as BBVA shares are listed on the New York stock exchange, the Bank is subject to compliance with the standards established in this respect under the Sarbanes Oxley Act and its ramifications.

B.1.36. Indicate whether the company has changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

NO

Outgoing auditor	Incoming auditor

If there were disagreements with the outgoing auditor, explain their grounds:

NO

B.1.37. Indicate whether the audit firm does other work for the company and/or its group other than the audit. If so, declare the amount of fees received for such work and the percentage of such fees in the total fees charged to the company and/or its group.

YES

	Company	Group	Total
Amount of non-audit work (€k)	860	2,506	3,366
Amount of non-audit work / total amount billed by the audit firm (%)	9.760	15.990	13.750

B.1.38. Indicate whether the audit report on the annual financial statements for the previous year contained reservations or qualifications. If so, indicate the reasons given by the chairman of the audit committee to explain the content and scope of such reservations or qualifications.

NO

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.39. Indicate the number of consecutive years during which the current audit firm has been doing the audit of the financial statements for the company and/or its group. Indicate the percentage of the number of years audited by the current audit firm to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	9	9

	Company	Group
Number of years audited by current audit firm / number of years the company has been audited (%)	90.0	90.0

B.1.40. Indicate the holdings of the company’s board members in the capital of institutions that have the same, an equivalent or a supplementary kind of activity to that of the corporate object of the company and its group, that have been communicated to the company. Indicate the posts or duties they exercise in these institutions:

B.1.41. Indicate and, where applicable, give details on the existence of a procedure for directors to engage external advisory services:

YES

Details of the procedure

Article 6 of the BBVA Board Regulations expressly recognises that the directors may request any additional information or advice they require to comply with their duties, and may ask the Board of Directors for expert help from outside the Bank for any matters put to their consideration whose special complexity or importance makes this advisable.

The Audit & Compliance Committee, pursuant to article 31 of the Board Regulations, may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Under articles 34, 37 and 40 of the Board Regulations, the rest of the Committees may request the advisory services they consider necessary to establish an informed opinion regarding issues within their scope of powers. They will channel the request through the Secretary of the Board.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate and, where applicable, give details on the existence of a procedure for directors to obtain the information they need to prepare the meetings of the governing bodies in sufficient time:

YES

Details of the procedure

Article 6 of the Board Regulations establishes that directors will be apprised of sufficient information to be able to form their own opinions regarding the questions that the Bank’s governing bodies are empowered to deal with. They may request any additional information or advice they require to comply with their duties. Exercise of these rights will be channelled through the Chairman and/or Secretary of the Board of Directors. The Chairman and/or Secretary will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board Committees.

B.1.43. Indicate and, where applicable give details, whether the company has established rules obliging directors to report and, where applicable, resign under circumstances that may undermine the company’s credit and reputation:

YES

Explanation of the rules

Article 12 of the Board Regulations establishes that directors must apprise the Board of any circumstances affecting them that might harm the Company’s reputation and credit and, in particular, of any criminal charges brought against them and any significant changes that may arise in their standing before the courts.

Directors must place their office at the disposal of the Board and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they not continue, they will accordingly tender their resignation when, for events that can be traced to the director as such, have cause serious damage to the company’s net worth, credit and/or reputation or no longer displays the commercial and professional honour necessary to hold a Bank directorship.

B.1.44. Indicate whether any board member has informed the company of being sued or having any court proceedings opened against him or her for any of the offences listed in article 124 of the Companies Act:

NO

Indicate whether the board of directors has analysed the case. If so, explain the grounds for the decision reached as to whether or not the director should remain on the board.

NO

Decision taken	Explanation

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.2. Board of Directors’ committees

B.2.1. List all the Board of Directors’ committees and their members:

EXECUTIVE COMMITTEE

Name	Position	Type
FRANCISCO GONZÁLEZ RODRÍGUEZ	CHAIRMAN & CEO	EXECUTIVE
ÁNGEL CANO FERNÁNDEZ	MEMBER	EXECUTIVE
ENRIQUE MEDINA FERNÁNDEZ	MEMBER	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT

AUDIT COMMITTEE

Name	Position	Type
JOSÉ LUIS PALAO GARCÍA-SUELTO	CHAIR	INDEPENDENT
CARLOS LORING MARTÍNEZ DE IRUJO	MEMBER	INDEPENDENT
RAMÓN BUSTAMANTE DE LA MORA	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT
TOMAS ALFARO DRAKE	MEMBER	INDEPENDENT

APPOINTMENTS COMMITTEE

Name	Position	Type
TOMÁS ALFARO DRAKE	CHAIR	INDEPENDENT
JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REMUNERATION COMMITTEE

Name	Position	Type
CARLOS LORING MARTÍNEZ DE IRUJO	CHAIR	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN PI LLORENS	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

RISKS COMMITTEE

Name	Position	Type
JOSÉ ANTONIO FERNÁNDEZ RIVERO	CHAIR	INDEPENDENT
ENRIQUE MEDINA FERNÁNDEZ	MEMBER	INDEPENDENT
JOSÉ LUIS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT
JUAN PI LLORENS	MEMBER	INDEPENDENT
RAMÓN BUSTAMANTE DE LA MORA	MEMBER	INDEPENDENT

B.2.2. Indicate the duties assigned to the audit committee:

Supervise the process of drawing up the financial information and its integrity for the Company and its Group, reviewing compliance with regulatory requirements, the appropriate scope of the consolidation perimeter and the correct application of accounting principles

YES

Periodically review the systems of internal risk management and oversight to ensure the main risks are properly identified, managed and made known.	YES

Ensure the independence and effectiveness of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports

YES

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the Company that may be of potential importance, especially financial and accounting irregularities.

YES

Put to the Board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.	YES

Receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due note of its recommendations.	YES

Ensure the independence of the external auditor	YES

In the case of groups, help the group auditor take responsibility for the audits of the companies comprising it.	YES

B.2.3. Give a description of the rules governing the organisation and operation of each of the board committees and the responsibilities attributed to each.

Name of the Committee:

APPOINTMENTS COMMITTEE

Brief description:

B.2.3.4. Appointments Committee:

The Board Regulations establish the following:

Article 32. Composition: The Appointments Committee will consist of at least three members, appointed by the Board of Directors, which will also appoint the Committee Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 33. Functions: The functions of the Appointments Committee will be as follows: 1. Draw up and report proposals for appointment and re-election of directors under the terms and conditions established in the first paragraph of article 3 of the Board Regulations. To such end, the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists, when there are no or few female directors. When drawing up proposals for the appointment and re-election of directors, the Committee will take into account, in case they are considered suitable, any applications that may be made by any Board member for potential candidates to fill the vacancies. 2. Review the status of each director each year, so that this may be reflected in the Annual Corporate Governance Report. 3. Report on the performance of Chairman of the Board and, where applicable, the Company’s chief executive, such that the Board can make its periodic assessment, under the terms established in the Board Regulations. 4. Should the chairmanship of the Board or the post of chief executive officer fall

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

vacant, the Committee will examine or organise, in the manner it deems suitable, the succession of the Chairman and/or chief executive officer and put corresponding proposals to the Board for an orderly, well-planned succession. 5. Report any appointment and severance of senior managers. 6. Any others that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution. In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board and, where applicable, the chief executive officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

Article 34. Rules of organisation and operation: The Appointments Committee will meet as often as necessary to perform its duties, convened by its Chair or by whosoever stands in for its Chair pursuant to article 32 of the Board Regulations. The Committee may request the attendance at its sessions of persons with positions in the group that are related to the Committee’s functions. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation will be in accordance with the provisions of the Board of Directors Regulations insofar as they are applicable.

Name of the Committee:

REMUNERATION COMMITTEE

Brief description:

B.2.3.5. Remuneration Committee:

The Board Regulations establish the following:

Article 35. Composition: The Remuneration Committee will consist of at least three members, appointed by the Board of Directors, which will also appoint the Committee Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 36. Functions: The functions of the Remuneration Committee will be as follows:

1. Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

2. Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3. Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will apprise the Company’s annual General Meeting of this.

4. Propose the remuneration policy for senior management to the Board, and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Entity.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

5. Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6. Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

7. Any others that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board and, where applicable, the Company’s chief executive officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

Article 37. Rules of organisation and operation: The Remuneration Committee will meet as often as necessary to perform its duties, convened by its Chair or by whomever stands in for its Chair pursuant to article 35 of the Board Regulations. The Committee may request the attendance at its sessions of persons with positions in the group that are related to the Committee’s functions. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation will be in accordance with the provisions of the Board of Directors Regulations insofar as they are applicable.

Name of the Committee:

EXECUTIVE COMMITTEE

Brief description:

B.2.3.1. Executive Committee

Article 26 of the Board Regulations establishes the following: In accordance with Company Bylaws, the Board of Directors may appoint an Executive Committee, once two-thirds of its members vote for it and record of the resolution is duly filed at the Companies Registry. It will try to ensure that it has a majority of external directors over the number of executive directors. The Executive Committee will be chaired by the Chairman of the Board of Directors, or when this is not possible, by whomever the Company Bylaws may determine. The Secretary of the Committee will be the Secretary of the Board. If absent, the person the meeting’s members appoint for this purpose will stand in for the Board Secretary.

Article 27 of the Board Regulations establishes the functions of the Executive Committee within the Company, as follows: The Executive Committee will deal with the business that the Board of Directors delegates to it in accordance with prevailing legislation or with the Company’s Bylaws. Specifically, the Executive Committee is entrusted with evaluation of the Bank’s system of corporate governance. This will be analysed in the context of the Company’s development and of the results it has obtained, taking into account any regulations that may be passed and recommendations made regarding best market practices, adapting these to the Company’s specific circumstances.

Additionally, article 28 of the Board Regulations establishes the following rules regarding the Committee’s organisation and operation:

The Executive Committee will meet on the dates indicated in the annual calendar of scheduled meetings and when the Chairman or acting chairman so decides.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

All other aspects of its organisation and operation will be subject to the provisions the Board Regulations establish for the Board of Directors. Once the minutes of the meeting of the Executive Committee are approved, they will be signed by the Secretary and countersigned by whomever chaired the meeting. Directors will be given access to the approved minutes of the Executive Committee at the beginning of Board meetings, so that they can be apprised of the content of its meetings and the resolutions it has adopted.

Name of the Committee:

Audit & Compliance Committee

Brief description:

B.2.3.2. Audit & Compliance Committee

The Board Regulations establish the following:

Article 29. Composition

The BBVA Audit & Compliance Committee will be formed exclusively by independent directors who are not members of the Bank’s Executive Committee. They are tasked with assisting the Board of Directors in supervising the financial statements and exercising oversight for the BBVA Group. It will have a minimum of four members appointed by the Board in view of their knowledge and expertise in accounting, audit and/or risk management. One of these members will act as Chair, also by Board appointment. Members of the Committee do not necessarily have to be experts in financial matters but must understand the nature of the Group’s businesses and the basic risks associated with them. It is also essential that they be prepared to apply the judgement skills ensuing from their professional experience, with an independent and critical attitude. In any event, the Committee Chair will have experience in financial management and will understand the accounting procedures and standards required by the bodies regulating the sector. The Chair must be replaced every four years and may be re-elected after one year has elapsed since separation from the position.

When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

The Committee will appoint a Secretary who may or may not be a Committee member but may not be an executive director.

Article 30. Functions

The Committee will have the powers established under the Company Bylaws, with the following scope:

1. Report to the General Meeting on matters that are raised at its meetings on matters within its scope of competence.

2. Supervise the efficacy of the Company’s internal control and oversight, internal audit, where applicable, and the risk-management systems, and discuss with the auditors or audit firms any significant issues in the internal control system detected when the audit is conducted.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3. Supervise the process of drawing up and reporting regulatory financial information.

4. Propose the appointment of auditors or audit firms to the Board of Directors for it to submit the proposal to the General Meeting, in accordance with applicable regulations.

5. Establish correct relations with the auditors or audit firms in order to receive information on any matters that may jeopardise their independence, for examination by the Committee, and any others that have to do with the process of auditing the financial statements; as well as those other communications provided for in laws and standards of audit. It must unfailingly receive written confirmation by the auditors or audit firms each year of their independence with regard to the Entity or entities directly or indirectly related to it, and information on additional services of any kind provided to these entities by said auditors or audit firms, or by persons or entities linked to them as provided under Act 19/1988, 12th July, on the auditing of financial statements.

6. Each year, before the audit report is issued, to submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services referred to in the previous subsection.

7. Oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities in these matters are dealt with in due time and in due form.

8. Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are appropriate for the Bank.

9. Especially to enforce compliance with provisions contained in the BBVA Director’s Charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

10. Any others that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution. As part of this objective scope, the Board will detail the duties of the Committee in specific regulations establishing procedures by which it may perform its mission. These will supplement the provisions of the Board Regulations.

Article 31. Rules of organisation and operation

The Audit & Compliance Committee will meet as often as necessary to comply with its functions although an annual calendar of meetings will be drawn up in accordance with its duties.

Executives heading the Accounts & Consolidation, Internal Audit and Regulatory Compliance departments may be invited to attend its meetings and, at the request of these executives, other staff from these departments who have particular knowledge or responsibility in the matters contained in the agenda, can also be invited when their presence at the meeting is deemed appropriate. However, only the Committee members and the Secretary will be present when the results and conclusions of the meeting are evaluated. The Committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence. The Committee may call on the personal co-operation and reports of any employee or member of the management when it considers that this is necessary to carry out its functions with regard to relevant issues. The usual channel for a request of this nature will be through the reporting lines of the Company organisation. However, in exceptional cases the request can be notified directly to the person in question. The system of calling meetings, quorums, the approval of resolutions, minutes and other details of its system of operation will be governed by the provisions of the Board of Directors Regulations insofar as they are applicable and by any specific regulations that might be established for this Committee.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name of the Committee:

RISKS COMMITTEE

Brief description:

B.2.3.3. Risks Committee:

The Board Regulations establish the following:

Article 38. The Risks Committee will have a majority of external directors, with a minimum of three members, named by the Board of Directors, which will also appoint its Chair. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 39. The functions of the Board of Directors’ Risk Committee will be as follows: Analysing and evaluating proposals related to the Group’s risk management and oversight policies and strategy. In particular, these will identify:

a) The risk map;

b) The setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (capital at risk) broken down by the Group’s businesses and areas of activity;

c) The internal reporting and oversight systems used to control and manage risks;

d) The measures envisaged for mitigate the impact of the risks identified, in should they materialize. Monitoring the match between risks accepted and the profile established. Analysing and approving any risks that might compromise the Group’s capital adequacy or recurrence of its earnings in view of their size or might entail significant operational or reputation risk. Ensuring that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

Article 40. The Risks Committee will meet as often as necessary to comply with its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of the above paragraph, although an annual calendar of meetings will be drawn up in accordance with its tasks. The Committee may request the attendance at its sessions of persons with positions in the group that are related to the Committee’s functions. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system of calling meetings, quorums, the adoption of resolutions, minutes and other details of its procedures will be governed by the provisions defined in the Board of Directors Regulations insofar as they are applicable to the Committee and by any specific regulations that might be established.

B.2.4. Indicate the powers of advice, queries and, where applicable, proxies for each of the commissions:

Name of the Committee:

APPOINTMENTS COMMITTEE

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Brief description:

SEE SECTION B.2.3.4.

Name of the Committee:

REMUNERATION COMMITTEE

Brief description:

SEE SECTION B.2.3.5.

Name of the Committee:

EXECUTIVE COMMITTEE

Brief description:

Article 45 of the Company Bylaws establishes that BBVA has an Executive Committee, to which the Board has delegated all its powers of administration, except those that the law and/or bylaws deem may not be delegated due to their essential nature.

Article 46 of the Company Bylaws establishes the following: The Executive Committee will meet as often as its Chair or the person acting in his/her stead considers appropriate or at the request of a majority of its members. It will consider matters falling within the responsibility of the Board, which the Board, pursuant to prevailing legislation or these Company Bylaws, resolves to entrust to it. These may include but are not limited to the following powers:

formulate and propose policy guidelines, the criteria to be followed in the preparation of programmes and to fix goals, to examine the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; approve or reject transactions, determining methods and conditions; arrange inspections and internal or external audits of all or any areas of the Entity’s operation; and in general to exercise the authority conferred on it by the Board of Directors.’ Any investment or divestment worth over €50m must be submitted to Executive Committee for approval.

The duties of this committee are detailed in section B.2.3.1.

Name of the Committee

AUDIT COMMITTEE

Brief description

Article 48 of the Company Bylaws establishes that for the supervision both of the financial statements and of the manner in which the control function is exercised, the Board of Directors will have an Audit Committee, which will have the necessary powers and means to perform its duties. The Audit Committee will comprise a minimum of four non-executive directors appointed by the Board of Directors, who have the dedication, capacity and expertise required to pursue their duties. The Board will appoint one of them to chair the Committee, who must be replaced every four years and may be re-elected to the post when one year has elapsed since he/she stood down. At least one of the Audit Committee members must be an independent director and be appointed taking into account his/her knowledge and expertise in accounting, auditing or in both. The maximum number of members on the Committee will be the number established in article 34 of the Company Bylaws. There will always be a majority of non-executive directors. The Committee will have its own set of specific regulations, approved by the Board of Directors. These will determine its duties and establish the procedures to enable it to comply with its mission. In all cases, the arrangements for calling meetings, the quorum and the adoption and

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

documentation of resolutions will be governed by the provisions of the Company Bylaws with respect to the Board of Directors. The Audit Committee will have the powers established by law, by the Board Regulations and by its own regulations.

The duties of this committee are detailed in section B.2.3.2.

Name of the Committee

RISKS COMMITTEE

Brief description

SEE SECTION B.2.3.3.

B.2.5. Indicate, where applicable, the existence of regulations for the board committees, where they can be consulted and any amendments made to them during the year. Indicate whether an annual report on the activities of each committee has been drawn up voluntarily.

Name of the Committee:

APPOINTMENTS COMMITTEE

Brief description:

The Board Regulations, available on the Company’s website, include specific sections regulating the composition, functions and operating rules for each Committee. The Chair of the Appointments Committee presented a report to the BBVA Board of Directors on its activities during 2011, describing the tasks carried out with respect to the appointments, re-elections and severances of directors and other matters, such as the review of the status of the independent directors.

Name of the Committee:

REMUNERATION COMMITTEE

Brief description:

The Chair of the Remuneration Committee presented a report to the BBVA Board of Directors on its activities during 2011, describing the tasks carried out with respect to the annual report on the Board remuneration policy and its amendments as well as the adaption of the BBVA remuneration policy to the new rules on remuneration. During 2011, article 36 of the Board Regulations was amended to adapt the functions of the Committee to the new rules on remuneration.

Name of the Committee:

AUDIT COMMITTEE

Brief description:

The BBVA Audit & Compliance Committee has a set of specific regulations approved by the Board, which govern its operation and powers, amongst other issues. These regulations are available on the Company’s website (www.bbva.com). During 2011, no amendments were made to the Audit & Compliance Committee Regulations. The Board Regulations, as detailed in section B.2.3. of this report, include a specific section for this Committee regulating its composition, functions and operation. During 2011, articles 29 and 30 of the Board Regulations regarding the composition and functions of the Audit & Compliance Committee have been amended to adapt them to Act 12/2010, 30th June, amending the Accounts Audit Act and the Securities Exchange Act. The Chair of the Audit Committee presented the Board of Directors a report on its activities, describing the tasks the Committee carried out with respect to its duties and, especially, with respect to the financial statements of the Bank and its Group, its work with the Group’s external auditors and the core features of the external audit plan for 2011, the monitoring of the internal control on financial information and the communications sent to the Group by the different regulators and the approval of the Regulatory Compliance Plan for the year.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name of the Committee:

RISKS COMMITTEE

Brief description:

The BBVA Risks Committee has a set of specific regulations approved by the Board, which govern its operation and powers. These regulations are available on the Company’s website (www.bbva.com). During 2011, no amendments were made to the BBVA Risks Committee Regulations. The Board Regulations, as detailed in section B.2.3. of this report, include a specific section for this Committee regulating its composition, functions and operation. During 2011, article 40 of the Board Regulations was amended regarding the organisation and operation of the Risks Committee, to include the Committee’s power to request help at its meetings from people within the organisation whose jobs are related to its functions, and to receive advice from experts. The Chair of the Risks Committee presented a report to the Board of Directors regarding the most significant aspects of the tasks undertaken during the year, including describing the analysis and evaluation of proposals on the Group’s risk policies and strategies on the global risk map; the monitoring of the degree to which the risks borne by the Bank match the profile established and checking of the implementation of proper means, systems and structures to implement its risk management strategy.

B.2.6. Indicate whether the composition of the executive committee reflects the distribution of different classes of directorship on the Board:

YES

C RELATED-PARTY TRANSACTIONS

C.1. State whether the board in plenary session has reserved the powers to approve, on the basis of a favourable report from the audit committee or any other entrusted with such a report, the transactions in which the company engages with directors, significant shareholders or shareholders represented on the board or parties related to them:

YES

C.2. List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies, and the company’s significant shareholders:

C.3. List the relevant transactions entailing a transfer of resources or obligations between the company or its group companies, and the company’s directors and/or senior managers:

C.4. List the relevant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s normal course of business with respect to its purpose and conditions:

C.5. Indicate whether the board members have come across any situation of conflicting interests during the year, as defined under article 127 ter of the Companies Act.

NO

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.6. List the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, managers and/or significant shareholders.

Articles 8 and 9 of the Board Regulations regulate issues relating to possible conflicts of interest as follows:

Article 8.

Directors will act ethically and in good faith. For this reason, directors must notify the Board of any direct or indirect conflict that they might have with the Company’s interests, any stake they might have in a company whose activities are identical, similar or supplementary to the Company’s corporate purpose and the offices or functions which they perform in it. They must also notify the Board of any activities that are identical, similar or supplementary to those pursued by the Company when performed on their own behalf or on behalf of a third party.

Directors must inform the Appointments Committee of their other professional obligations, in case these might interfere with the dedication required to comply with their duties as directors.

Article 9.

Directors must refrain from taking part or intervening in those cases where a conflict of interest with the Company might arise. Directors will not be present when the corporate bodies to which they belong are discussing matters in which they might have a direct or indirect vested interest, or matters that might affect persons with whom they are related or affiliated under legally established terms and conditions.

Directors must also refrain from taking a direct or indirect stake in businesses or enterprises in which Bank or companies of its Group hold an interest, unless such stake was held prior to joining the Board or at the time when the Group took out its holding in such business or enterprise, or unless such companies are listed on domestic or international securities exchanges, or unless authorised to do so by the Board of Directors.

Directors may not use their position in the Company to obtain material gain. Nor may they take advantage directly for themselves or indirectly for persons related to them, of any business opportunity that they have become aware of as a result of their Bank directorship, unless this opportunity has been previously offered to the Bank and the Bank had decided not to take it up and the director has been authorised to do so by its Board. Directors must comply at all times with the applicable provisions of the BBVA Group code of conduct on the securities markets, with legislation and with any other internal codes regarding requests for loans, bank bonds and guarantees made to the financial subsidiaries of the BBVA Group. They must refrain from conducting or from suggesting to a third party any transaction involving shares of the Company and/or its subsidiary, affiliated or associate companies when their directorship has led to possession of privileged or confidential information before such information is known to the public. Since BBVA is a financial institution, it is subject to Act 31/1968 on incompatibilities and limitations of chairs, directors and senior managers in the non-State banking sector. This act states that chairs, deputy chairs, directors and general managers or similar operating in the

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

private-sector banking industry in Spain may not obtain credits, bonds or guarantees from the bank on whose board or management team they work, unless expressly authorised by the Bank of Spain. All the members of the Board and the senior management are subject to the Company’s code of conduct on securities markets. The BBVA Group’s code of conduct on the securities markets is intended to control possible conflicts of interest. It establishes that everyone subject to the code must notify the head of their area and the Regulatory Compliance department of situations that could potentially and under specific circumstances give rise to conflicts of interest that could compromise their impartiality, before they engage in any transaction or conclude any business.

The above notwithstanding, the parties subject to the code have a permanent form filed with the Regulatory Compliance department, which they must keep up to date, with a standard declaration that they are given, declaring certain economic and family affiliations specified in the code.

Where there is any doubt about the existence of conflicts of interest, any party subject to the code must show maximum prudence and notify the head of his/her area and the Regulatory Compliance department of the specific circumstances surrounding their case, so that they may judge the situation for themselves.

C.7. Are more than one of the group’s companies listed in Spain as publicly traded companies?

NO

Identify subsidiaries listed in Spain:

D - RISK CONTROL SYSTEMS

D.1. Give a general description of risk policy in the company and/or its group, listing and evaluating the risks dealt with by the system, along with an explanation of how far these systems match the profile of each type of risk.

BBVA believes that excellence in the management of risk is an essential part of its competitive strategy. In accordance with this corporate strategy, the Board of Directors establishes general principles defining the Institution’s target risk profile and approves the risk management and control policy, periodically monitoring the internal reporting and control systems. To enhance its exercise of this function, the Board receives support from the Executive Committee and from a Risks Committee whose core mission is to help it to carry out its duties related to risk management and control. For these purposes, article 39 of the Board Regulations allocates the functions to the Risks Committee that are described below in section D.3. The general guiding principles behind the Group’s definition and monitoring of the risk profile are as follows:

1. The risk function is unique, independent and global; 2. The risks borne must be compatible with the target solvency level. They must be identified, measured and evaluated, and there must be procedures in place to monitor and manage them, as well as robust control and mitigation mechanisms; 3. All the risks must be managed in an integrated manner over their life cycle. The treatment given will differ according to their type, and the portfolios will be actively managed based on a common yardstick (economic capital); 4. The business areas are responsible for proposing and maintaining the risk profile within its scope of accountability and the framework of corporate action (defined as the set of risk policies and procedures), through an appropriate risk infrastructure; 5. The risks infrastructure must be appropriate in terms of people, tools, databases, information systems and procedures, so

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

that it can provide a clear definition of roles and responsibilities, ensuring an efficient allocation of resources between the corporate area and the risk units in the business areas. Based on these principles, the Group has developed an integrated risk management system structured in three main blocks:

•	A corporate structure of risk governance, with firewalls between functions and responsibilities

•	A set of tools, circuits and procedures comprising differentiated management methodologies;

•	A system of internal controls.

The risk function in the Group: Global Risk Management, hereinafter GRM, is distributed over the risks units in the business areas and the Corporate GRM Area. The Corporate GRM Area defines the global strategies and policies, whilst the risk units in the business areas are empowered to propose and maintain each customer’s risk profile within the framework of corporate activity. The Corporate GRM Area combines a view of individual risks types with a global view of the entire business. It comprises the Corporate Risk Management Unit, which covers the different types of financial risk; the Technical Secretariat in charge of technical benchmarking along with the transversal units; Technology & Methodology Committee (risk measurement), and the Validation & Control Committee, comprising internal risk control, corporate operational risk management and internal validation. With this set-up, the risks function ensures firstly the integration, control and management of all the Group’s risks; secondly, the application of standardised risk metrics, policies and principles throughout the entire Group; and thirdly, the necessary level of knowledge of each geographical area and each business. Various committees, including the following, supplement this organisational structure: The Global Internal Control & Operational Risk Committee periodically reviews the control environment and operation of the internal control and operational risk models on a Group and unit level. It also monitors and locates the major operational risks to which the Group is exposed, including those of a transversal nature. This Committee becomes the highest instance of operational risk management in the Group. The GRM Management Committee comprises the heads of the risks units in the business areas and the heads of the GRM Corporate Area units. It meets each month to deal with matters including the definition of the Group risks strategy (especially with regard to the policies and structure of the function within the Group), proposes the risk strategy to the Group’s governing bodies for approval, monitors the risk management and control in the Group and, where applicable, adopts the corresponding measures. The GRM Committee comprises the corporate heads of the risk function in the Group and the heads of risk in the different countries. It meets every six months and its scope includes a review of the Group risks strategy and the review and pooling of the main projects and initiatives from the business areas relating to risks. The Risk Management Committee comprises the following permanent members: the head of GRM; the head of Corporate Risk Management and the head of the Technical Secretariat. The remaining members of this Committee are there to deal with the transactions that have to be analysed in each of its meetings. The Committee analyses and decides on the financial programmes and transactions that fall within its mandate and debate those that exceed this, where appropriate passing on the Committee’s opinion to the Risks Committee. The ALCO (Assets & Liability Committee) actively manages the interest rate and exchange rate structural exposure, global liquidity and the Group’s own equity. The Technology & Methodology Committee is the forum where decisions are taken on the hedging of the requirements arising from the business areas’ models and infrastructures within the operational framework established by GRM. The New Products Committee is tasked with studying and, where applicable, approving, the implementation of new products before initiating activities; carrying out the control and subsequent monitoring of the newly authorised products and fostering orderly business practices so that developments can be made within a controlled environment.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

CREDIT RISK Credit risk is defined as the loss that may occur arising from the failure by a customer to fulfil the agreed contractual obligations in financial transactions with BBVA or from deterioration of their asset quality. Credit risk management includes managing counter-party risk, issuer risk, liquidation risk and country risk. The Group credit risk management covers the process of analysis prior to taking decisions, the decision, instrumentation and monitoring of the transactions entered into and may end with their recovery. It also covers the entire process of control and reporting at customer, segment, sector, business unit or subsidiary level. Any credit risk decision must be properly evaluated and all customers must be classified for decision by the corresponding body. The main bases underpinning decisions on credit risk are: sufficient generation of customer funds to undertake the repayment of the capital and interest on the credits owed; sufficient net worth solvency and the constitution of adequate, sufficient guarantees to enable an effective recovery of the worth of the transaction. All credit transactions booked and paid up must be accompanied by the basic risk study information and the risk proposal. They must be supported by the approval documents, reflecting the conditions granted by the pertinent body. The Group credit risk management is based on an integrated structure covering all its functions, permitting objective, independent decision-making throughout the life cycle of the risk. The Group has standardised criteria for action and standards of conduct in order to handle credit risk in an independent manner without prejudice to the specialisation of each business unit or the specific legislation prevailing in each country.

In order to guarantee this standardisation, the definitions and proposal of the management criteria for credit risk, circuits, procedures, structure and oversight of the management are the responsibility of the Group Corporate Risks Area. The business units are empowered to manage credit risk according to the pre-defined criteria as part of the decision-making circuit. For retail segments, the following are the key aspects of the decision-making circuit. Authorisation arises from the powers conferred on retail business units, offices and branches and the decisions are taken based on the outcome of scoring tools. Changes in weighting and variables in these tools must be validated by the Group Corporate Risks Area. For wholesale segments, the following are the key aspects of the decision-making circuit: Authorisation arises from the powers conferred according to the rules of delegation and decisions are taken at the respective Risks Committees. The decisions adopted at the Risks Committees are not collegiate but joint and several, the person with the highest level of empowerment deciding the criterion. The rules of delegation specify those cases where the decision on policies for customers or transactions cannot be delegated due to reputational or other risks that the governing bodies deem opportune. In other cases, the delegation will be given based on an iso-risk curve as a function of the BBVA rating validated by the Corporate Risk Area. This means that the main risks with customers or transactions in each business unit are decided at the level of the Corporate Risk Area Committees or higher. The criteria for developing and using scoring and rating tools are established by the Central Corporate Risks Area. They include the construction, implementation and monitoring of the models from Corporate Risk Management and the importance that the Corporate Risk Management gives to calculating economic capital, expected loss, customer monitoring, pricing, etc. Based on the powers conferred by the governing bodies to the BBVA Group’s President & Chief Operating Office and in accordance with the delegation rules, the Corporate Risks Area is responsible for proposing the terms of delegation for each of the business units. This proposal will at all times be coherent with the characteristics of each unit’s business; its relative size in terms of economic capital; the extent to which the Group’s

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

decision-making circuits, procedures and standardised tools have been implemented; and the appropriate organisational structure for proper credit risk management. Periodic validation tests will be carried out on the risk measurement models used by the Group to estimate the maximum loss that may have occurred in positions considered at a certain level of probability (back testing), and to measure the impact of extreme market swings on the Group’s risk positions (stress testing). The BBVA Research Department also carries out stress analyses, simulating historic crisis scenarios and evaluating the impact that would arise as a result of profound alterations in the markets.

STRUCTURAL RISKS. Structural interest rate risk. Managing the interest risk on the balance sheet aims to maintain the BBVA Group exposure to changes of market interest rates at levels in line with its risk profile and strategy. To do so, the ALCO actively manages the balance sheet by trades made to optimise the level of risk incurred with regard to expected earnings and to comply with the highest levels of tolerable risk. The ALCO activities are underpinned by interest risk measurements calculated by the Risks Area. Acting as an independent unit, this area regularly quantifies the impact that a market interest rate variation of 100 basis points would have on the BBVA Group net interest income and economic value. The Group also uses interest rate curves simulation models to calculate the probabilities of the economic capital (estimated maximum loss in economic value) and the income at risk (estimated maximum loss in net interest income) arising from the structural interest risk of the banking activity (excluding Treasury). Additionally, it carries out periodic stress testing and scenario analyses to complete the assessment of the Group’s interest risk profile. All risk measurements are subsequently analysed and monitored. The Group’s governing and management bodies are informed of the levels of risk undertaken and their degree of compliance with the limits authorised by the Executive Committee.

Structural exchange risk. Structural exchange risk mainly originates in exposure to changes in exchange rates arising in the BBVA Group’s non-euro subsidiaries and the provisions made for branches outside Spain that are financed in a currency other than that of the loan-book. The ALCO is tasked with actively managing the exchange rate risk by drawing up hedging policies to minimise the impact on the Group’s capital ratios from fluctuations in exchange rates, in accordance with its expectations for evolution, and guaranteeing the counter-value in euros of the foreign currency earnings that its subsidiaries are expected to achieve.

Structural exchange risk management is based on the measurements taken by the Risks Area using a simulation modelling of exchange rate scenarios. This makes it possible to quantify variations in value that could occur for a given confidence level and a predetermined timeframe. The Executive Committee authorises the limits and alerts structure for these risks, which include a sub-limit for economic capital (unexpected loss caused due to the exchange risk of equity stakes financed in a foreign currency).

Structural equities risk. The Group’s exposure to structural equities risk mainly arises from its holdings in industrial and financial companies with mid-term and long-term investment horizons. Its exposure is reduced by the short net positions maintained in derivative instruments on the same underlying assets in order to limit the portfolio’s sensitivity to potential drops in prices. The Risks Area is responsible for effectively measuring and monitoring the structural equities risk by assessing sensitivity and the capital needed to hedge possible unexpected losses due to variations in the value of the companies comprising the Group’s investment portfolio. It does so with a confidence level that matches the entity’s objective rating, taking into account the liquidity of each holding and the statistical performance of the assets in question. These measurements are shored up with stress testing, back testing and scenario analysis.

Liquidity risk. The short-term aim of risk control, monitoring and management is to ensure the BBVA Group can meet its payment commitments in due time and form, without having to raise funds under suboptimal conditions

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

or damage the image and reputation of the entities. In the medium term, its aim is to monitor the suitability of the Group’s financial structure and its evolution within the framework of the financial and market conditions and regulatory changes. The Group’s liquidity and structural funding management is based on the principle that each entity be financially independent. This approach helps to prevent and cap liquidity risk by making the Group less vulnerable during periods of high risk. Liquidity risk management and monitoring is comprehensively carried out in each of the Group’s business units with a twofold focus (short and long term). The short-term focus covers a period up to 366 days and centres on managing wholesale payments and collections and on market trading, and the possible liquidity requirements of the Bank as a whole. The medium-term structural focus deals with the financial management of the consolidated balance sheet over a period of 366 days or more.

Integrated liquidity management is the responsibility of the ALCO in each business unit. Reporting to the Finance Department, the Financial Management Unit analyses the implications (in terms of funding and liquidity) of the different Group projects and their compatibility with the target funding structure and the status of the financial markets. In the light of the budgets approved, the Financial Management Unit executes the decisions made by the ALCO and manages liquidity risk in accordance with a wide range of limits, sub-limits and alerts approved by the Executive Committee. These are independently measured and controlled by the Risks Area, in addition to providing managers with the support tools and metrics required for decision-making. Each of the local risks areas, all independent from the local manager, comply with the corporate principles of liquidity risk control established by the Structural Market Risks Unit for the Group as a whole from GRM. At the level of each entity, the managing areas request and propose a set of quantitative and qualitative limits and alerts related to both short- and mid-term liquidity risk. These are agreed with GRM and the limit controls are then put to the Bank’s Board of Directors through the bodies authorised for approval at least once a year. The proposals made by GRM are based on the Group’s level of risk tolerance and adapted to local market conditions. The Liquidity & Funding Manual implemented throughout the entire BBVA Group in 2011 involved strict rules for liquidity risk management, not only relating to limits and alerts but also procedures. Thus, GRM carries out periodic measurements of the risk incurred and monitors limit consumption, developing management tools and adapting evaluation models, carrying out regular stress tests and reporting liquidity risk levels to the ALCO and senior management monthly and to managing areas and the Risk Management Committee on a more frequent basis. Under the prevailing Contingency Plan, the Liquidity Committee sets out the frequency for notification and the nature of the information to be reported at the behest of the Technical Liquidity Group (hereinafter, TLG). In the event of an alert or sign of a possible crisis, the TLG carries out an initial analysis of the short- or long-term liquidity situation of the entity affected. The TLG comprises members from the areas involved in the management and monitoring of liquidity and funding from each entity. When such alerts highlight a critical situation, the TLG reports to the Liquidity Committee, which is made up of the heads of the corresponding areas. If necessary, the Liquidity Committee is tasked with calling a meeting of the Funding Committee, which comprises the President & COO and the heads of the Finance, GRM, Corporate & Investment Banking, and the business areas of the country in question.

OPERATIONAL RISK. Operational risk is the risk of loss due to human error, inadequate or defective internal processes, system failures or external events. This definition includes legal risk and excludes strategic and/or business risk.

Operational risk is inherent to all banking activities, products, systems and processes and arises from a wide range of causes (processes; internal and external fraud; technology; human resources; suppliers; trading practices and

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

disasters). Operational risk management forms part of the Group’s Global Risk Management structure. With a view to continuously improving the operational risk management model, an integrated internal control and operational risk methodology was rolled out in 2011. This enables the risks identified through the Group’s processes inventory module to be linked to its organisational units. It creates improved methods for identifying and prioritising residual risks and linking them to the processes, establishing a target risk level for each risk that, following comparison with the residual risk, identifies gaps to be managed. The Group has developed a new corporate software application to provide the necessary support for this methodology. The operational risk management framework defined by the BBVA Group includes a governance structure based on three lines of defence with clear delimitation of responsibilities: policies, criteria and processes that are common to the entire Group; systems to identify, measure, monitor, control and mitigate operational risks; and tools and methodologies to quantify operational risks in terms of capital. The BBVA operational risk management is carried out by the business and support units that form part of the country framework. Each country has an Internal Control & Operational Risk Unit. The business and support areas, in turn, have Internal Control & Operational Risk Units that report up to the country level units. This gives the Group insight at the process level, which is where risks are identified and prioritised and mitigation decisions made. As a whole, it also affords a macro perspective at different levels. Every business and support unit has one or more Internal Control & Operational Risk Committees that meet quarterly to analyse the information generated by the tools and take mitigation decisions as needed. The Country-level Internal Control & Operational Risk Committees above deal with major-impact risks and their related mitigation plans and risks that cut across several areas. At the top of this committee structure is the Global Internal Control & Operational Risk Committee, which carries out overall monitoring of the Group’s principal operational risks. Its work is overseen by the Board of Directors, which is responsible for the highest level of operational risk management within the Group.

The Group’s operational risk management is constructed around the following value drivers from the Advanced Measurement Approach model (AMA):

Actively managing operational risk and factoring it into day-to-day management decisions entails:

1. Knowledge of actual losses associated with this risk (SIRO database).

2. Identifying, prioritising and managing potential and actual risks.

3. Using indicators to analyse operational risk performance over time, define alerts and check the effectiveness of risk-related controls.

These measures enable the Group to anticipate risk and make control and business decisions as well as to prioritise mitigation efforts for significant risks, thereby limiting the Group exposure to extreme events. They enhance the control environment and strengthen corporate culture as well as generating a positive impact on its reputation.

D.2. Indicate if any of the risks facing the company and/or its group (operational, technological, financial, legal, reputational, tax, etc) have materialised.

YES

If so, indicate the circumstances and whether the control systems worked properly:

Risk materialised in the financial year

See following sections

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Circumstances that led to this

Risk is inherent to financial activities and therefore the materialisation of risk, to a greater or lesser degree, is absolutely unavoidable.

Operation of the control systems

The Bank has sophisticated risk measurement and control systems and tools, for each kind of risk, that limit the maximum impact of risks, should they materialise. The control systems have functioned satisfactorily during 2011. Below, we give details on the most relevant parameters for risk management in the BBA Group for the year:

CREDIT RISK

Mitigation of credit risk, collateral and other loan enhancements, including hedging and risk mitigation policies: Maximum exposure to credit risk, in most cases, is reduced by collateral, credit enhancement and other actions that mitigate the Group’s exposure. The hedging and mitigation policy in the Group stems from its core concept of what the banking business is, with a strong focus on relational banking. Thus, the demand for collateral may be a necessary but not sufficient instrument when granting risks, since the risks the Group accepts require a prior check on the borrowers’ repayment capacity and/or that the borrowers can generate sufficient resources to afford to pay off the risk taken on under the agreed conditions. Consequently, the risk acceptance policy is instrumented at three different levels within the BBVA Group: analysis of the financial risk of the transaction, based on the borrowers’ capacity to repay or generate funds; where applicable, constitution of suitable guarantees for the risk accepted (in any of the generally acceptable forms; money, security rights, personal or hedge guarantees); and finally, valuation of the recovery risk (asset liquidity) on the guarantees received. The procedures for managing and valuing collateral are described in the Internal Credit Risk Management Policies Manual (retail and wholesale), which establish the basic principles for credit risk management, including the management of the collateral and guarantees received in transactions with customers. The methods used to value the collateral reflect best market practices and entail the use of appraisals of the property-based collateral, the market price of exchange-traded securities, the listed values of the units in mutual funds, etc. All collateral must be correctly instrumented and duly registered. It must also be approved by the Group’s Legal Affairs units.

The following is a description of the main collateral received for each category of financial instruments:

Trading portfolio: The collateral or credit enhancement obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. Derivatives of tradable instruments and hedges: credit risk is minimised by contractual clearing agreements, in which derivative assets and liabilities with the same counterparty are netted out for settlement. There may also be other kinds of collateral, depending on the solvency of the counterparty and the nature of the transaction. The BBVA Group has a broad range of credit derivatives. Under these contracts, the Group buys or sells protection over a share or an index. The Group uses credit derivatives to mitigate the credit risk on its loan book and other cash positions and to hedge the risks accepted in market transactions with other customers and counterparties. The credit derivatives can use different payment and clearance agreements, in compliance with the International Swaps & Derivatives Association (ISDA). The triggers of the agreement include the bankruptcy of the financial institution of reference, acceleration in the accumulation of debt, failure to pay, restructuring and winding up of the

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

entity. Other financial assets at fair value with changes in losses and gains and financial assets booked as available for sale: the collateral or credit enhancement obtained directly from the issuer or counterparty are an inherent part of the instrument’s structure.

Credit investments: - Deposits in financial institutions: these usually simply have a personal guarantee from the counterparty. - Customer credit: most transactions include a personal guarantee from the counterparty. On top of that, security rights may also be attached to secure the customer credit transactions (such as mortgage or money guarantees, pledges of security certificates or other security rights) or other kinds of credit enhancement may be sought (underwriting, hedging, etc). - Securities representing debt: the collateral or credit enhancement obtained directly from the issuer or counterparty are an inherent part of the instrument’s structure. Portfolio of investments held to maturity: the collateral or credit enhancement obtained directly from the issuer or counterparty are an inherent part of the instrument’s structure. Financial guarantees, other contingent liabilities and risks available for third parties: These have the personal guarantee of the counterparty. At 31st December 2011, the weighted average of the amount outstanding on the mortgage loan-book was 53.1% of the value of the collateral. Unimpaired matured financial assets:

The balance on matured financial assets that are due but unimpaired at 31st December 2011, including any amount outstanding on that date, is €2,756m. Of these, 72.5% have been outstanding for less than one month; 14.2% between one and two months; and 13.3% have been outstanding for between 2 or 3 months since their due date.

Doubtful or impaired assets and impairment losses: The balance of doubtful contingent risks or impaired financial assets at 31st December 2011 was €16,027m. Of this sum, €15,685m come from the loan book and €123m from AFS debt securities At 31st December 2011, the amount of impaired contingent liabilities was €219m. Changes have been booked during 2011 for impaired financial assets and contingent risks. A total of €13,045m have been added; €9,082m have been recovered; €4,093m have been charged down and €221m have been booked as exchange rate and other differences. The non-performing asset ratio on the Group’s “Customer Lending” and “Contingent Risks” at 31st December 2011 was 3.96%. This was down 1.4 decimal points against the previous year. Renegotiated financial assets: At 31st December 2011 the amount of financial assets that would have been in an irregular situation had their conditions not been renegotiated was not significant relative to the BBVA Group’s total loan book. MARKET RISK Market risk in 2011: The BBVA Group’s exposure to markets went down in 2011 against previous years. The average market risk in the year was €24m (benchmarked against gross VaR). The change in the Group’s market risk profile from 2010 to 2011 is mainly due to the 24% reduction in Wholesale Banking Europe (whose daily average VaR in 2011 was €16m), but also to the 39% fall in the Wholesale Banking Bancomer business (average daily VaR in 2011 €5m).

D.3. Indicate whether there is any committee or other governing body in charge of establishing and supervising these control systems.

YES

If so, give details of what their duties are

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Name of the Committee or Body

RISKS COMMITTEE

Description of duties

According to the recommendations of the Basel Committee, monitoring and supervision of risk management at financial entities is the duty of the Board of Directors. This body holds ultimate responsibility for approval and periodic review of the Bank’s risk strategies and policies, which reflect its risk tolerance and the expected level of return. However, the growing complexity of risk management at financial entities requires them to define a risk profile that matches their strategic goals. They must advance gradually, as circumstances permit, towards a model that establishes a system of empowerment and delegation based on amounts and ratings. This also applies to active monitoring of exposure to quantifiable risks by a map of capital at risk, expected losses and control over non-quantifiable risks. Since the analysis and periodic tracking of risk management is one of the duties of the Bank’s governing bodies, it has set up a specific Board committee for this purpose. Within the scope of its mandate, this committee must apply the necessary dedication to analyse the way risk is handled throughout the entire Group. Consequently, the Board’s Risk Committee has been assigned the following duties, in accordance with the Board Regulations: Analyse and evaluate proposals related to the Group’s risk management and oversight policies and strategy. In particular, these will identify: a) establishing the level of risk deemed acceptable according to the risk profile (expected loss) and capital map (capital at risk) broken down by the Group’s businesses and areas of activity; b) the internal reporting and internal control systems used to oversee and manage risks; c) the measures established to mitigate the impact of the risks identified, should they materialise. Monitor the match between risks accepted and the profile established. Evaluate and approve any risks whose size might compromise the Group’s capital adequacy or recurrence of its earnings or that might entail operational or reputational risks. Ensure that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

D.4. Identify and describe the compliance processes for the regulations and standards affecting the company and/or its group.

The Group’s Risks function is the authority of first instance with regard to compliance with the entire set of financial and operational risk regulations affecting the Bank and its Group. As explained above, the Group has ensured that this function enjoys due independence from the business units to allow it to enforce not just regulatory compliance but also compliance with the strictest standards and most advanced practices. A specific unit has been established for internal risk control. Its mission is to enforce and validate the existence of a pre-defined policy, process and set of measures for each risk type identified within the Group, and those risk types that could have a potential impact on the Group. There are also two basic mechanisms to enforce compliance with the various sets of regulations affecting the Group’s companies. These are based on controls that are applied by the following areas. The Internal Audit area monitors compliance with internal procedures and their adaptation to regulatory requirements. The purpose of the Compliance area is to enforce global compliance with legal requirements that affect the Group. Within the scope of risk management, there are already internal models approved by the Supervisor for the calculation of capital consumption for market risk, credit risk in Spain, credit card risk in Mexico and operational risk in Spain and in Mexico. The Internal Validation Area similarly ensures that the capital consumption of the approved internal credit and operational risk models comply with the regulatory requirements. The Group is actively co-operating with the supervisors to move forward in a consistent and co-ordinated fashion with validation of the advanced models.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E - GENERAL MEETING

E.1. Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Companies Act with respect to the quorum and constitution of the General Meeting.

YES

	% quorum different from quorum in art. 102 of the Companies Act	% quorum different from quorum in art. 103 of the Companies Act, for the special cases cited in art. 103
Quorum required at first summons	0	66.670
Quorum required at second summons	0	60.000

Description of differences

Article 194 of the Corporate Enterprises Act establishes that in order for a General Meeting (whether annual or extraordinary) to validly resolve to increase or reduce capital or any other amendment to the bylaws, bond issuance, the suppression or limitation of pre-emptive subscription rights over new shares, or the transformation, merger or spin-off of the company or global assignment of assets and liabilities or the offshoring of domicile, the shareholders present and represented at first summons must possess at least fifty per cent of the subscribed capital with voting rights

At second summons, twenty-five per cent of said capital will be sufficient.

The above notwithstanding, article 25 of the BBVA Bylaws establish that a reinforced quorum of two thirds of subscribed capital is required at first summons and of 60% of said capital at second summons, in order for the following resolutions to be validly adopted: substitution of the corporate purpose, transformation, total spin-off, winding-up of the Company and amendment of the article in the bylaws establishing this reinforced quorum.

E.2. Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Companies Act with respect to the adoption of corporate resolutions:

NO

Describe any differences from the guidelines established under the Companies Act.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.3. List all shareholders’ rights regarding the general meetings other than those established under the Companies Act.

There are no shareholders’ rights in the Company other than those established under the Corporate Enterprises Act with respect to General Meetings.

Shareholders’ rights in this respect are also shown in detail in the General Meeting Regulations, which are publicly available on the Company website.

E.4. Indicate measures adopted, if any, to encourage shareholder participation at General Meetings.

In order to encourage the participation of its wide base of shareholders in its General Meetings, apart from establishing all the information channels required by law, BBVA also sends an attendance card to the domicile of all shareholders with the right to attend. This gives the shareholders the agenda and information on the date, time and place where the General Meeting is to be held sufficiently in advance of that date.

It also posts information on the General Meeting to its website, with the agenda, details on its arrangements, the proposed resolutions that the Board of Directors will put to it and the channels of communication between the Company and its shareholders, via which shareholders may apply for further details regarding the General Meeting.

To facilitate our shareholders’ participation in the General Meetings, article 31 of the Company Bylaws establishes a procedure to enable shareholders that are not planning to attend the General Meeting to vote by proxy or remotely. This procedure has been used in all General Meetings held over recent years.

In this manner, and in accordance with the law and the Company Bylaws, shareholders may delegate their voting rights or submit their vote by post, e-mail or any other remote communication media, provided the voter’s identity is duly guaranteed.

The Company has an e-Forum for its shareholders on the website (www.bbva.com), pursuant to article 539.2 of the Corporate Enterprises Act.

Votes and proxies can also be sent via e-mail, through the Bank’s website (www.bbva.com), following the instructions given there. This information is available in English and Spanish.

E.5. Indicate whether the General Meeting is chaired by the chairman of the board of directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Meeting:

YES

Details of the measures

Article 26 of the Company Bylaws establishes that: The Chairman of the General Meeting will be Chairman of the Board of Directors. When this is not possible, it will be the Deputy Chairman. Should there be several Deputy Chairmen, the order established by the Board of Directors itself when appointing them will be followed. Otherwise, age seniority will prevail. Where none of the above are available, the General Meeting will be chaired by the director appointed by the Board of Directors for that purpose. The Secretary of the Board will act as Secretary of the General Meeting, and when this is not possible, the Deputy Secretary. If this is not possible, the Secretary of the General Meeting will be the person the Board of Directors appoints in his/her stead.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Correct operation of the General Meeting is guaranteed under the General Meeting Regulations approved by the Company shareholders at the General Meeting, February 2004 and amended by the General Meeting, 11th March 2011. The Bank is planning to amend certain articles in the General Meeting Regulations in the forthcoming General Meeting scheduled for March 2012, in order to adapt them to the Corporate Enterprises Act in the wording given under Act 25/2011, 1st August, and to match them to the Company Bylaws.

General Meetings will be convened at the initiative of and according to the agenda determined by the Board of Directors, which must necessarily convene them whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or in the periods determined by law and the Company Bylaws. A General Meeting must also be convened if requested by one or several shareholders representing at least five per cent of the share capital. The request must expressly state the business to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the business to which the request for a Meeting referred.

The Notice of Meeting will indicate the date, time and place of the Meeting at first summons and its agenda, which will state all the business that the Meeting will deal with, and any other references that may be required by law. It must also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The Notice of General Meeting will state the shareholders’ right, as of the date of its publication, to immediately obtain at the registered office any proposed resolutions, reports and other documents required by law and by the Bylaws, immediately and free of charge.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Once the Notice has been published, documents relating to the General Meeting will be posted to the Company website, with information on the agenda, the proposals from the Board of Directors, and any relevant information shareholders may need to vote.

Where applicable, information will be provided on how to follow or attend the General Meeting using remote media, when this has been established, pursuant to the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

Shareholder representing at least five percent of the share capital may requisition publication of a supplement to the Notice calling a General Meeting, adding one or more agenda items. The right to do this may be enforced by duly attested notification to the Bank registered office within five days after the Notice of Meeting is published. The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Pursuant to applicable legislation, the Company will establish an Online Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations that may be set up, in order to facilitate their communication in advance of the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the Notice of Meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

Until the seventh day before the General Meeting date, shareholders may ask the Board for information or clarification, or submit written questions regarding agenda items and information available to the public that

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

the company may have been provided by the CNMV (Spanish securities exchange commission) since the last General Meeting was held. After this deadline, shareholders have the right to request information and clarification or ask questions during the General Meeting as established under article 18 of the General Meeting Regulations.

The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce this right. It will indicate the postal and e-mail addresses which shareholders may use to contact the Company for such purposes.

The General Meeting that the Company holds may be attended by anyone owning the minimum number of shares established in the Bylaws, providing that, five days before the date on which the General Meeting is to be held, their ownership is recorded on the corresponding company ledgers and they retain at least this same number of shares until the General Meeting is actually held. Holders of fewer shares may group together until achieving the required number, appointing a representative. Any shareholder entitled to attend maybe represented by another person, who need not necessarily be a shareholder.

The Company Bylaws establish that shareholders may vote by proxy or by post, e-mail or any other remote communication media, provided the voter’s identity is duly guaranteed in the manner described in sections E.4., E.9. and E.10. of this report and articles 8 to 10 of the General Meeting Regulations. The General Meetings will be held in such manner as to guarantee the shareholders’ participation and exercise of voting rights. The Company will take such measures as it deems necessary to preserve order in running the General Meeting.

Appropriate means of surveillance, protection and law enforcement will be established for each General Meeting. These will include such entrance control and identification systems as may be deemed suitable at any time in view of the circumstances under which the sessions are held.

The General Meeting Regulations contain clauses on how the attendance list is to be drawn up, how the General Meetings are to be organised and how the proposed resolutions are to be voted in such a way as to guarantee the smooth running of the Meetings.

E.6. Indicate any changes brought into the General Meeting Regulations during the year.

The General Meeting, 11th March 2011, approved the following amendments to the General Meeting Regulations: Article 2. Categories of General Meetings, to adapt this to the wording of articles 163 to 165 of the Corporate Enterprises Act; Article 3. Powers of the General Meeting, to adapt it to the Company Bylaws, pursuant to article 160 of the Corporate Enterprises Act. Article 4. Notice of Meeting, to substitute the 15 day period by the period applicable under prevailing legislation; Article 5. Publication of the Notice of Meeting, to include new aspects regarding the suppression of the requirement for publication in the press and to include a section on the supplement to the Notice of Meeting and the online shareholder forum; Article 9. Proxies for the General Meeting, to adapt it to the Company Bylaws and suppress the requirement that the proxy be a shareholder; Article 10. Public call for proxy, to suppress a reference to the Companies Act; Article 11. Place and organisation, to adapt it to the wording of article 175 of the Corporate Enterprises Act. Article 18. Organisation of the General Meetings and Article 20. Adoption of resolutions, to adapt these to the terminology in the Corporate Enterprisess Act.

Detailed explanation of these amendments can be found in the Directors Report explaining the proposal, made available to shareholders when the General Meeting in question was called.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.7. Give attendance data on the general meetings held during the year to which this report refers:

Attendance figures

Date of general meeting	% shareholders present	% attending by proxy	% voting remotely		Total
			E-voting	Others

11/MAR/2011	2.550	44.050	0.020	19.100	65.720

E.8. Briefly indicate the resolutions adopted at the General Meetings held during the year and the percentage of votes by which each resolution was passed.

A summary is given below of the resolutions adopted at the General Meeting, 11th March 2011, along with the percentage of votes by which each was passed.

ITEM ONE.- Examination and approval of the annual financial statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the management report for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits; dividend payout. Approval of corporate management. All these refer to the year ending 31st December 2010.

Resolution One adopted by 99.42%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,934,089,584

•	Number of votes against: 9,207,246

•	Number of abstentions: 8,003,226

ITEM TWO.- Adoption, where forthcoming, of the following resolutions on the ratification and re-election of Board members:

2.1. Re-election of Mr Tomás Alfaro Drake

2.2. Re-election of Mr Juan Carlos Álvarez Mezquíriz

2.3. Re-election of Mr Carlos Loring Martínez de Irujo

2.4. Re-election of Ms Susana Rodríguez Vidarte

2.5. Ratification and re-election of Mr José Luis Palao García-Suelto

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors whatever the number may be, in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

Resolution 2.1 adopted by 99.58%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,938,910,550

•	Number of votes against: 8,780,115

•	Number of abstentions: 3,609,391

Resolution 2.2 adopted by 99.13%:

•	Number of votes issued: 2,951,300,056

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Number of votes in favour: 2,925,746,933

•	Number of votes against: 21,475,343

•	Number of abstentions: 4,077,780

Resolution 2.3 adopted by 98.78%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,915,354,015

•	Number of votes against: 32,338,935

•	Number of abstentions: 3,607,106

Resolution 2.4 adopted by 98.38%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,903,482,496

•	Number of votes against: 43,030,086

•	Number of abstentions: 4,787,474

Resolution 2.5 adopted by 99.56%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,938,405,357

•	Number of votes against: 9,293,251

•	Number of abstentions: 3,601,448

ITEM THREE.- Examination and approval of the merger plan for Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Finanzia Banco de Crédito, S.A. (Unipersonal) (absorbed company); approval of the balance-sheet of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31st December 2010 as merger balance sheet, verified by the Company Auditors. Approval of the merger between the companies Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Finanzia Banco de Crédito, S.A. (Unipersonal) (absorbed company). All this will comply with the provisions of the aforementioned merger plan. Application of the special tax scheme established under chapter VIII of title VII of the Corporation Tax Act (Consolidated Text) to the merger.

Resolution Three adopted by 99.93%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,949,292,233

•	Number of votes against: 1,036,961

•	Number of abstentions: 970,862

ITEM FOUR.- Conferral of authority on the Board of Directors, pursuant to article 297.1.b) of the Corporate Enterprises Act, to increase share capital, over a period of five years, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of the authorisation, on one or several occasions, to the amount that the Board decides, by issuing new ordinary or preferred shares with or without voting rights or shares of any other kind permitted by law, including redeemable shares; envisaging the possibility of incomplete subscription pursuant to article 311 of the Corporate Enterprises Act; and conferring authority to amend article 5 of the Company Bylaws. Likewise, confer authority, under the terms and conditions of article 506 of the Corporate Enterprises Act, to exclude pre-emptive subscription rights over said share issues. This authority will be limited to 20% of the Company’s share capital.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Resolution Four adopted by 92.69%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,735,517,823

•	Number of votes against: 209,337,388

•	Number of abstentions: 6,444,845

ITEM FIVE.- Approve two capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule for 2011:

5.1 Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express recognition of possibly incomplete subscription. Conferral of authority on the board of directors to establish the conditions of the increase insofar as these are not established by this General Meeting; to take the measures necessary for its implementation; to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital and to grant any public and/or private documents that may be necessary in order to make the increase. Request the competent Spanish and non-Spanish authorities to allow trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de Interconexción Bursátil), and trading on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

5.1 Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express recognition of possibly incomplete subscription. Conferral of authority on the board of directors to establish the conditions of the increase insofar as these are not established by this General Meeting; to take the measures necessary for its implementation; to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital, and to grant any public and/or private documents that may be necessary in order to make the increase. Request the competent Spanish and non-Spanish authorities to allow trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de Interconexción Bursátil), and trading on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

Resolution 5.1 adopted by 99.66%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,941,284,741

•	Number of votes against: 6,553,393

•	Number of abstentions: 3,461,922

Resolution 5.2 adopted by 99.62%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,940,258,170

•	Number of votes against: 7,557,933

•	Number of abstentions: 3,483,953

ITEM SIX.- Conferral of authority on the Board of Directors to issue any kind of debt instruments of any class or kind, including exchangeable debt, not convertible into equity, or any other analogous securities representing or creating debt, up to a maximum nominal amount of €250,000,000,000 (two hundred fifty billion euros), within a five year period, repealing the unavailed part of the authority conferred by the General Meeting, 18th March 2006, whose amount was raised by resolutions of the General Meetings held on 16th March 2007, 14th March 2008 and 13th March 2009, whilst maintaining the authority in force for the part availed.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Resolution Six adopted by 98.92%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,919,356,630

•	Number of votes against: 27,625,535

•	Number of abstentions: 4,317,891

ITEM SEVEN.- Approval of a variable scheme of remuneration with BBVA shares for the Group’s management, including executive directors and members of the senior management.

Resolution Seven adopted by 96.85%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,858,194,842

•	Number of votes against: 88,773,246

•	Number of abstentions: 4,331,968

Extension of the remuneration scheme with deferred delivery of shares for non-executive directors of Banco Bilbao Vizcaya Argentaria, S.A. adopted by the General Meeting, 18th March 2006.

Resolution Eight adopted by 98.73%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,913,730,337

•	Number of votes against: 36,040,039

•	Number of abstentions: 1,529,680

ITEM NINE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for 2011.

Resolution Nine adopted by 99.8%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,945,322,223

•	Number of votes against: 2,773,729

•	Number of abstentions: 3,204,104

ITEM TEN.- Adoption of the amendment to the following articles in the Company Bylaws: Article 1. Registered name, Article 6. Capital increase or reduction, Article 9. Capital at call, Article 13 ter. Privileged shares, Article Shareholders rights, Article 16. Obligations of shareholders, Article 19. Categories of General Meetings, Article 20. Notice of Meeting: Body, Article 21. Form and content of the Notice of Meeting, Article 22. Place, Article 24. Proxies for the General Meeting (to allow proxy by any person), Article 28. Content of the General Meetings, Article 30. Powers of the General Meetings, Article 31. Adoption of resolutions, Article 32. Minutes of the General Meetings, Chapter Four: Board Committees, Article 48. Audit Committee, Article 51. Duration of financial year, Article 52. Filing of Annual Financial Statements, Article 53. Allocation of profit or losses, Article 54. Grounds for dissolution, Article 56. Liquidation and the suppression of Additional Provisions: One, Two and Three, for their adaptation to the amendments brought in under the consolidated text of the Corporate Enterprises Act, adopted by Legislative Royal Decree 1/2010, 2nd July and to Act 12/2010, 30th June, amending Act 19/1988, 12th July, on the auditing of accounts, Act 24/1988, 28th July, on securities exchanges, and the consolidated text of the Companies Act adopted under Legislative Royal Decree 1564/1989, 22nd December, and to bring in certain technical enhancements.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Resolution Ten adopted by 99.28%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,930,155,293

•	Number of votes against: 13,082,694

•	Number of abstentions: 8,062,069

ITEM ELEVEN.- Adoption of the amendment of the following articles of the General Meeting Regulations: Article 2. Categories of General Meetings, Article 3. Powers of the General Meetings, Article 4. Notice of Meeting, Article 5. Publication of the Notice of Meeting, Article 9. Proxies for the General Meeting (to allow proxy by any person), Article 10. Public call for proxy, Article 11. Place and organisation, Article 18. Organisation of the General Meetings and Article 20. Adoption of resolutions, to adapt them to the amendments brought in under the consolidated text of the Corporate Enterprises Act, adopted by Legislative Royal Decree 1/2010, 2nd July and to match it to the Company Bylaws, and to bring in certain technical enhancements.

Resolution Eleven adopted by 99.9%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,948,274,975

•	Number of votes against: 2,055,421

•	Number of abstentions: 969,660

ITEM TWELVE.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

Resolution Twelve adopted by 99.92%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,948,914,187

•	Number of votes against: 1,692,646

•	Number of abstentions: 693,223

ITEM THIRTEEN.- Consultative vote on the Report on the BBVA Board of Directors remuneration policy.

Resolution Thirteen adopted by 97.52%:

•	Number of votes issued: 2,951,300,056

•	Number of votes in favour: 2,878,173,700

•	Number of votes against: 65,013,008

•	Number of abstentions: 8,113,348

E.9. Indicate the number of shares, if any, that are required to be able to attend the General Meeting and whether there are any restrictions on such attendance in the bylaws.

YES

Number of shares necessary to attend the General Meeting	500

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.10. Indicate and explain the policies pursued by the company with reference to proxy voting at the General Meeting.

As indicated above, any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.

Representation conferred to someone not eligible by law to act as proxy will be null and void, as will Proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void.

E.11. Indicate whether the company is aware of the institutional investors’ policy regarding whether or not to participate in the company’s decision-making:

NO

E.12. Indicate the address and form of access to the content on corporate governance on your website:

The corporate governance content is directly accessible at www.bbva.com/Information for Shareholders and Investors/Corporate Governance.

F - DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the company follows the recommendations of the unified code on good governance. Should the company not have complied with any of them, explain the recommendations, standards, practices and/or criteria that the company does apply.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9., B.1.22., B.1.23. and E.1., E.2.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Compliant

2. When a dominant and a subsidiary company are publicly traded, the two should provide detailed disclosure on:

a) The type of activity in which they engage and any business dealings between them, as well as between the subsidiary and other group companies;

b) The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4. and C.7.

Not applicable

3. Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Meeting for approval or ratification. In particular:

a) The transformation of listed companies into holding companies through the process of subsidiarisation, i.e., reallocating core activities to subsidiaries that were previously carried out by the holding company, even though the holding company retains full control of the subsidiaries;

b) Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c) Operations that effectively entail the company’s liquidation.

Compliant

4. Detailed proposals of the resolutions to be adopted at the General Meeting, including the information stated in Recommendation 28, should be made available at the same time as publication of the Notice of Meeting.

Compliant

5. Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a) The appointment or ratification of directors, with separate ballot for each candidate;

b) Amendments to the Company Bylaws, with votes taken on all articles or groups of articles that are substantially different.

See sections: E.8.

Compliant

6. Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See sections: E.4.

Compliant

7. The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interests and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Compliant

8. The Board of Directors should see its core mission as approving the company’s strategy and authorising the specific organisational resources to carry it forward, and ensuring that management meets the objectives set while pursuing the company’s interests and corporate object. As such, the Board in full should reserve the right to approve:

a) The Company’s general strategies and policies, and in particular:

i.	The strategic or business plan and the annual management and budgetary targets;

ii.	The investment and funding policy;

iii.	The definition of how the Group companies are structured:

iv.	The corporate governance policy;

v.	The corporate social responsibility policy;

vi.	The policy for senior managers’ remuneration and performance assessment;

vii.	The policy for controlling and managing risks, and the periodic monitoring of the internal information and oversight systems.

viii.	The pay-out policy and the treasury-stock policy, especially their limits.

See sections: B.1.10., B.1.13., B.1.14. and D.3.

b) The following resolutions:

i.	At the proposal of the company’s chief executive officer, the appointment and eventual separation of senior managers from their posts, as well as their severance compensation clauses.

See section: B.1.14.

ii.	Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must include.

See section: B.1.14.

iii.	The financial information that the company, as a publicly traded entity, must disclose periodically.

iv.	Investments and/or transactions of any kind, whose high value or special characteristics make them strategic, unless the General Meeting is charged with approving them;

v.

The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c) Transactions between the company and its directors, its significant shareholders and/or shareholders represented on the board, and/or parties related to them (“related-party transactions”)

However, Board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are carried out under arms’ length contracts with standard terms and conditions, applicable en masse to a large number of customers;

2. They are undertaken at market rates set in general by the supplier of the goods or services;

3. They are worth less than 1% of the Company’s annual revenues.

Related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or any other committee entrusted with such a report; and the directors involved should neither vote nor delegate their votes, and should withdraw from the meeting room while the Board deliberates and votes.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full Board.

See sections: C.1. and C.6.

Compliant

9. In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See section: B.1.1.

Compliant

10. External, proprietary and independent directors should occupy an ample majority of Board places, while the number of executive directors should be the minimum required to deal with the complexity of the corporate group and reflect the ownership interests they control.

See sections: A.2., A.3., B.1.3. and B.1.14.

Compliant

11. If any external director cannot be considered a proprietary or an independent director, the company should disclose this circumstance and the affiliations it has with the director and the company or its senior officers, or its shareholders.

See section: B.1.3.

Compliant

12. Amongst external directors, the ratio between the number of proprietary and independent directors should reflect the percentage of shares held by the company that the proprietary director represents and the remaining share capital.

This strict proportionality can be relaxed so the percentage of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In highly capitalised companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested in absolute terms.

2. In companies with a plurality of shareholders represented on the board but not otherwise related to each other.

See sections: B.1.3., A.2. and A.3.

Compliant

13. Independent directors should account for at least one third of the total number of seats.

See section: B.1.3.

Compliant

14. The Board should explain the type of each directorship to the General Meeting that must appoint the director or ratify their appointment. This should be confirmed or reviewed each year in the Annual Corporate Governance Report, after verification by the Appointments Committee. Said report should also disclose the reasons for the appointment of proprietary directors at the behest of shareholders

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

controlling less than 5% of capital; and it should explain any rejection of a formal request for a Board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3. and B.1.4.

Compliant

15. If there are few or no female directors, the Board should explain the reasons and the initiatives adopted to correct the situation. In particular, the Appointments Committee should take steps to ensure that, when vacancies arise:

a) The procedure for filling board vacancies has no implicit bias against women candidates;

b) The company makes a conscious effort to seek and shortlist women with the target profile among the candidates for Board places.

See sections: B.1.2., B.1.27. and B.2.3.

Compliant

16. The chairman, who is responsible for the efficient running of the Board, shall ensure that the directors receive sufficient prior information for the meetings: encourage directors to debate and participate actively in the meetings, safeguarding their freedom to take their own stance and express their own opinion. He/she should organise and coordinate periodic assessment of the Board with the chairs of the relevant committees and with the Bank’s managing director or chief executive officer, when this is not also the chairman.

See sections: B.1.42.

Compliant

17. When a company’s chairman is also its chief executive, an independent director should be empowered to request a board meeting be called or new business included on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the Board’s evaluation of the chairman.

See section: B.1.21.

Explain

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s chief executive officer unless the Board resolves to separate the posts of chairman and chief executive officer on the grounds of the Company’s best interests. Under the Company Bylaws, the chairman, in all cases, shall be the highest-ranking representative of the Company.

However, under article 45 of the Bylaws, the Company has an Executive Committee with the following powers: To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 49 of the Company Bylaws establishes that the Company has a chief operating officer who has wide-ranging powers delegated by the Board, with the powers inherent to this post to administer and represent the Company. The heads of all the Company’s business areas and the Company’s support areas report to him/her.

Finally, the Board has the support of various committees to help it best perform its duties. These include the Audit & Compliance Committee, the Appointments Committee, the Remuneration Committee and the Risks Committee, which help the Board on issues corresponding to business within the scope of their powers. Their composition and the rules governing their organisation and working are contained in the corresponding sections.

Under article 18, the Board Regulations also establish the possibility if at least one quarter of the Board members appointed at any time so wish, they may request a Board meeting be held. The agenda shall include the matters determined by the Chairman of the Board, either at his/her own initiative or at the suggestion of any director, deemed to be advisable for the Company’s best interests.

18. The Secretary should take care to ensure that the Board’s actions:

a) Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulators;

b) Comply with the Company Bylaws and the regulations of the General Meeting, the Board of Directors or others;

c) Take into account the good governance recommendations of the Unified Code to which the company has subscribed.

In order to safeguard the independence, impartiality and professionalism of the company secretary, his or her appointment and removal should be proposed by the Appointment Committee and approved by a full Board meeting; and that these appointment and removal procedures are spelled out in the Board’s Regulations.

See section: B.1.34.

Compliant

19. The Board shall meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29.

Compliant

20. Directors should keep their absences to the bare minimum. Absences should be quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28. and B.1.30.

Compliant

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

21. When directors or the company secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them may request they be recorded in the minutes.

Compliant

22. The Board in full should evaluate the following points on a yearly basis:

a) The quality and efficiency of the Board’s operation;

b) Starting from a report submitted by the Appointments Committee, how well the chairman and chief executive have carried out their duties;

c) The performance of its committees on the basis of the reports furnished by such committees.

See section: B.1.19.

Compliant

23. All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the chairman or secretary.

See sections: B.1.42.

Compliant

24. All directors should be entitled to call on the company for the advice and guidance they need to perform their duties. The company should provide suitable channels for the exercise of this right. Under special circumstances this may include external assistance at the company’s expense.

See section: B.1.41.

Compliant

25. Companies should organise induction programmes for new directors to acquaint them rapidly and sufficiently with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Compliant

26. Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a) The directors must inform the Appointments Committee of their other professional obligations, in case these interfere with the dedication required to perform their duties.

b) Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8., B.1.9. and B.1.17.

Compliant

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

27. The proposal for the appointment or re-election of directors which the Board submits to the General Meeting, as well as provisional appointments by co-option, should be approved by the board:

a) At the proposal of the Appointments Committee for independent directors;

b) On the basis of a report by the Appointments Committee for all other directors.

See sections: B.1.2.

Compliant

28. Companies should publish the following director particulars on their website and keep them permanently updated:

a) Professional profile and experience;

b) Directorships held in other companies, publicly traded or otherwise;

c) An indication as to whether the directorship is executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or to whom they are affiliated;

d) The date of their first and subsequent appointments as a company director; and

e) Shares and/or share options held in the company.

Compliant

29. Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2.

Compliant

30. Proprietary directors must resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to Proprietary directors, the number of such proprietary directors should be reduced accordingly.

See sections: A.2., A.3. and B.1.2.

Compliant

31. The Board of Directors must not propose the removal of independent directors before the expiry of their term in office pursuant to the Company Bylaws, except where due cause is found by the Board, based on a report from the Appointments Committee. In particular, due cause will be presumed when a director is in breach of his or her fiduciary duties or arising under one of the disbarment grounds enumerated in section III.5 (Definitions) of this Code.

The severance of independent directors may be proposed in light of public takeover bids, mergers or other corporate transactions that entail a change in the capital structure of the company when such structural changes to the Board are propitiated by the criterion of proportionality shown in Recommendation 12.

See sections: B.1.2., B.1.5. and B.2.26.

Compliant

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

32. Companies should establish rules obliging directors to inform the Board of any circumstance that might undermine the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent proceedings.

If a director is indicted or tried for any of the crimes stated in article 124 of the Companies Act, the Board should examine the matter as soon as possible and, in view of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43. and B.1.44.

Compliant

33. All the directors should clearly express their opposition when they consider that a resolution submitted to the Board may not be in the Company’s best interest. More specifically, independent directors and other directors not affected by the potential conflict interest should do this when the Board is deliberating resolutions that may prejudice shareholders not represented on the Board.

When the Board adopts material or reiterated resolutions on issues about which a director has expressed serious reservations, said director must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This Recommendation should also apply to the Secretary of the Board, even if the secretary is not a director.

Compliant

34. If leaving office before the end of its term, the director should explain the reasons in a letter sent to all Board members. Whether or not such resignation is filed as a significant event, the reasons for leaving must be explained in the Annual Corporate Governance Report.

See section: B.1.5.

Compliant

35. The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a) Amount of the fixed components, itemised where applicable, for attendance fees for attending the Board and its Committees and an estimate of the fixed annual remuneration arising from this.

b) Variable remuneration items, including, in particular.

i) The types of directors they apply to, with an explanation of the relative importance of variable to fixed remuneration items.

ii) Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii) The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and

iv) An estimate of the sum total of variable payments arising from the remuneration policy proposed, depending on the degree of compliance with pre-set targets or benchmarks.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c) The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost;

d) Conditions that the contracts of executive directors in senior management must respect, including:

i) Duration;

ii) Notice periods; and

iii) Any other clauses covering hiring bonuses, as well as indemnities or ring-fencing in the event of early termination or rescission of the contractual relationship between company and executive director.

See section: B.1.15.

Compliant

36. Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-indexed instruments, payments indexed to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their term of office.

See section: A.3. and B.1.3.

Compliant

37. External directors’ remuneration should sufficiently compensate them for the dedication, qualifications and responsibilities that the post entails; but should not be so high as to compromise their independence.

Compliant

38. Deductions should be made to remuneration linked to company earnings, for any qualifications stated in the external auditor’s report that reduce such earnings.

Compliant

39. In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply arise from the general progress of the markets or the company’s sector or circumstances of this kind.

Compliant

40. The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the Board has approved for the current year with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

sensitive information. It will highlight the most significant changes in these policies compared to those applied during the year prior to that put before the General Meeting. It will also include a global summary of how the remuneration policy was applied during said prior year.

The Board should also report to the General Meeting on the role of the Remuneration Committee in designing the policy, and, where applicable, identify any external advisors engaged.

See section: B.1.16.

Compliant

41. The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a) Itemisation of each company director’s remuneration, to include where appropriate:

i) Attendance fees and other fixed payments for directorship;

ii) Additional remuneration for acting as chairman or member of a Board committee;

iii) Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv) The payments made to any director’s defined-benefit pension scheme; or increase in the director’s vested rights when linked to contributions to defined-benefit schemes:

v) Any severance packages agreed or paid;

vi) Any remuneration they receive as directors of other companies in the group;

vii) The remuneration executive directors receive in respect of their senior management posts;

viii) Any kind of remuneration other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b) A breakdown of shares, share options or other share-based instruments delivered to each director, itemised by:

i) Number of shares or options awarded in the year, and the terms set for exercising the options;

ii) Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii) Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv) Any change during the year in the conditions for exercising previously awarded options.

c) Information on the relationship in the previous year between the remuneration obtained by executive directors and the company’s earnings or any other measure of performance.

Compliant

42. When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the Board should also act as secretary to the Executive Committee.

See sections: B.2.1. and B.2.6.

Compliant

43. The Board should be kept fully informed of the business transacted and resolutions adopted by the Executive Committee. To this end, all Board members should receive a copy of the committee’s minutes.

Compliant

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

44. In addition to the Audit Committee required under the Securities Exchange Act, the Board of Directors should form a committee, or two separate committees, for Appointments and Remuneration.

The rules governing the composition and operation of the Audit Committee and the committee(s) for Appointments and remuneration should be set forth in the board regulations, and include the following:

a) The Board of Directors should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first full board meeting following each meeting;

b) These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior management may also attend meetings at the committees’ express invitation.

c) These committees should be chaired by an independent director.

d) They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e) Meeting proceedings should be minuted and a copy sent to all Board members.

See sections: B.2.1. and B.2.3.

Compliant

45. The supervision of compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Appointments Committee or, as the case may be, separate Compliance or Corporate Governance Committees.

Compliant

46. All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management.

Compliant

47. Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

Compliant

48. The head of internal audit should present an annual work programme to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Compliant

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

49. The oversight and risk management policy should specify at least:

a) The different types of risk (operational, technological, financial, legal, reputational, etc) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b) The level of risk that the company considers acceptable;

c) The measures established to mitigate the impact of the risks identified, should they materialise;

d) The internal oversight and reporting systems that will be used to control and manage said risks, including contingent liabilities and off-balance-sheet risks.

See sections: D

Compliant

50. The Audit Committee’s role should be:

1. With respect to internal control and reporting systems:

a) To supervise the process of drawing up the financial information and its integrity for the company and its group, reviewing compliance with regulatory requirements, suitable scope of the consolidation perimeter and the correct application of accounting principles.

b) To periodically review the systems of internal risk management and oversight to ensure the main risks are identified, managed and sufficiently well known.

c) To ensure the independence and efficacy of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports.

d) To establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the company that may be of potential importance, especially financial and accounting irregularities.

2. With respect to the external auditor:

a) To put to the Board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.

b) To receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due heed of its recommendations;

c) To ensure the independence of the external auditor, to which end:

i) The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii) Also to ensure that the company and the external auditor respect prevailing standards on the provision of services other than auditing, the limits on concentration of the auditor’s business and, in general, other standards established to guarantee auditors’ independence;

iii) Should the external auditor resign, to examine the circumstances leading to such resignation.

d) In groups, to help the group auditor take responsibility for auditing the companies belonging to it.

See sections: B.1.35., B.2.2., B.2.3. and D.3.

Partially compliant

The Audit & Compliance Committee Regulations attribute the broadest powers to this Committee with respect to the internal audit. These are detailed in the note to section B.2.2. herein. They include ensuring the independence and efficacy of the internal audit and to be apprised of the appointment and severance of the head of the internal audit service. However, its duties do not include proposing the selection of the head of the service or its budget, as this is considered an integral part of the Bank’s overall organisation.

51. The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Compliant

52. The Audit Committee should prepare information on the following points from Recommendation 8 for input to Board decision-making:

a) The financial information that the company, as a publicly traded company, must disclose periodically. The committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b) The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c) Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2. and B.2.3.

Compliant

53. The Board of Directors should try to avoid the accounts it has filed being presented to the General Meeting with reservations and qualifications. When this is not possible, both the chair of the Audit Committee and the auditors must clearly explain the content and scope of discrepancies to the markets and shareholders.

See section: B.1.38.

Compliant

54. The majority of Appointments Committee members – or Appointments & Remuneration Committee members as the case may be – should be independent directors.

See section: B.21.1.

Compliant

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

55. The Appointments Committee should have the following duties in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience required on the Board, define the roles and capabilities required of the candidates to fill each vacancy accordingly, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organise, in the manner it deems suitable, the succession of the chairman and/or chief executive officer and put corresponding proposals to the board for an orderly, well-planned succession.

c) Report on the senior officer appointments and removals that the chief executive proposes to the board.

d) Report to the board on the gender diversity issues discussed in Recommendation 14 of this code.

See sections: B.2.3.

Compliant

56. The Appointments & Remuneration Committee shall consult with the company chairman and the chief executive officer with respect to matters related to executive directors.

Any board member may suggest potential directorship candidates to the Appointment Committee for its consideration.

Compliant

57. The Appointments Committee should have the following duties in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i) The policy for directors’ and senior managers’ remuneration;

ii) The individual remuneration and other contractual conditions of executive directors;

iii) The core conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the company.

See sections: B.1.14. and B.2.3.

Compliant

58. The Appointments & Remuneration Committee shall consult with the company chairman and the chief executive officer, especially with respect to matters related to executive directors and senior managers.

Compliant

G - OTHER INFORMATION OF INTEREST

List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report.

It is stated that the data in this report refer to the year ending 31st December 2011, except in those cases when another date of reference is specifically stated.

Further to Section A.2.: State Street Bank and Trust Co, Chase Nominees Ltd and the Bank of New York Mellon, S.A. N.V., as international custodian/depositary banks, held 7.49%, 7.13% and 3.73% of BBVA’s share capital, respectively, as at 31st December 2011.

Filings of significant holdings to CNMV: On 4th February 2010, Blackrock Inc. filed a report to the CNMV (securities exchange commission) stating that as a consequence of the acquisition of the Barclays Global Investors (BGI) business on 1st December 2009, it had come to hold an indirect holding of 4.45% of the BBVA share capital, through the company Blackrock Investment Management.

In December 2011, BNP Paribas, S.A. also disclosed to the CNMV that its total holding in the BBVA share capital had gone up from 2.373% to 3.185%, albeit distinguishing between its own portfolio (which on 13th January 2012, BNP Paribas disclosed to the CNMV that its holding in BBVA had gone down to 3%.

Further to the information in section A.3.: Pursuant to the instruction of CNMV Circular 4/2007, no indirect owner of shareholdings has been identified amongst the Board members as no director has more than a 3% holding, or 1% in the case of residents in tax havens.

The section on rights over shares includes the rights over shares of members of the BBVA Board of Directors stemming from the Multi-Year Variable Share Remuneration Programme for 2010 and 2011 (2010/2011 Programme) and the System of Multi-Annual Variable Remuneration in Shares for 2011. The 2010/2011 Programme allocated 105,000 units to the Chairman of the Board and 90,000 units to the President & COO and the 2011 System of Variable Remuneration in Shares allocated 155,000 units to the Chairman and 117,000 to the President & COO. See details on how both operate and their system for settlement and payment in the supplement to section B.1.11.

At 31st December 2011, Francisco González holds 624,000 call options over shares, registered in the corresponding CDO form filed with the CNMV, whose conditions are described in said form.

Further to section A.5.: see Note corresponding to section C (Related-Party Transactions).

Further to the information in section A.8.: regarding earnings from treasury-stock trading, rule 21 of the Circular 4/2004 and IAS 32 (paragraph 33) expressly prohibit the recognition in the income statement of profits or losses made on transactions carried out with treasury stock, including their issue and redemption. Said profits and losses are directly recorded against the Company’s net assets. In the chart of significant changes, in the section on the date of disclosure includes the date of the CNMV incoming register of Annexes VI of communications with treasury stock. The capital loss on treasury stock shown in section A.8. is expressed in thousand euros.

Further to section B.1.3.: Francisco González was appointed as a BBVA director by the BBV and Argentaria merger General Meetings, 18th December 1999. The Board, pursuant to article 3 of the Board Regulations, resolved on 29th September 2009, with a favourable report from the Appointments & Remuneration Committee, to co-opt Ángel Cano as Board member and President & Chief Operating Officer. Both Mr González and Mr Cano were later re-elected by the General Meeting, 12th March 2010, following a favourable report from the Appointments & Remuneration Committee.

José Maldonado was appointed as a BBVA director at the BBV and Argentaria merger General Meetings, 18th December 1999, and re-elected at the BBVA General Meeting, 13th March 2009, following a favourable report from the Appointments & Remuneration committee, pursuant to section B.1.19.

Ángel Cano is the director in the stead of Francisco González in the Mexican companies of the BBVA Group, Grupo Financiero BBVA Bancomer, S.A. de CV and BBVA Bancomer, S.A.

Further to sections B.1.11. and B.1.14., an itemised list of remuneration for each of BBVA’s directors in 2011, is given below, showing each item and also the pension obligations that the Bank has for each director (Note 56 of the BBVA Consolidated Annual Accounts)

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

The remuneration paid to non-executive directors who are members of the Board of Directors during 2011 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Year 2011 Remuneration of Non-Executive Directors	Board of Directors	Standing- Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	7	36	338
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	111	—	44	41	43	368
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto (2)	118	—	134	62	—	—	314
Juan Pi Llorens (3)	54	—	—	27	—	11	91
Susana Rodríguez Vidarte	129	—	71	—	41	43	284

Total (4)	1,330	611	419	561	231	282	3,435

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Mr. José Luis Palao García-Suelto was appointed as director of BBVA on February 1st, 2011.
(3)	Mr. Juan Pi LLorens was appointed as director of BBVA on July 27, 2011.
(4)

Mr. Rafael Bermejo Blanco, who resigned as director on March, 29 2011, has received in the year 2011 the total amount of € 104 thousand as compensation for his membership to the Board of Directors, to the Risks Committee and as President of the Audit Committe.

REMUNERATION OF EXECUTIVE DIRECTORS

The remuneration paid to executive directors of the Bank in 2011 is indicated below, broken down by type of remuneration:

	Thousand of Euros
Year 2011 Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total
Chairman and CEO	1,966	3,011	4,977
President and COO	1,748	1,889	3,637

Total (2)	3,714	4,900	8,614

(1)	The figures relate to variable remuneration for 2010 paid in 2011.

In addition, the executive directors were paid remunerations in kind and in other forms in 2011 for a total amount of €32.5 thousand, of which €10.8 thousand correspond to the Chairman and CEO and €21.7 thousand pertain to the President and COO.

REMUNERATION OF THE MEMBERS OF THE MANAGEMENT COMMITTEE (*)

The remuneration paid in 2011 to the members of BBVA’s Management Committee amounted to €9,359 thousand in fixed remuneration and €14,296 thousand in variable remuneration accrued in 2010 and paid in 2011.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €814 thousand in 2011.

(*)	This section includes relevant information on the members of the Management Committee who held this position on December 31, 2011, excluding executive directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NEW ANNUAL VARIABLE REMUNERATION SYSTEM

BBVA’s Ordinary General Meeting of Shareholders held on March 11, 2011 approved a new variable share-based remuneration system for BBVA’s executive team, including the executive directors.

This new system is based on a specific incentive for the members of the Executive Team (the “Incentive”). It consists of the annual allocation, to each beneficiary, of a number of units that serve as the basis for determining the number of shares that, if applicable, will correspond to them in the settlement of the Incentive based on the level of compliance with three indicators established by the AGM: the course of Total Shareholder Return (TSR); the Group’s recurrent Economic Profit (EP); and the Group’s attributed net income.

The total number of units assigned in the Incentive for 2011 was 155,000 for the Chairman and CEO and 117,000 for the President and COO; and a total of 620,500 units were assigned to all remaining members of the Management Committee who held that position on December 31, 2011.

This number of units will be divided in three parts associated to each one of the indicators based on the weights established at all times, and each one of these parts will be multiplied by a coefficient ranging from 0 and 2 based on the scale defined each year for each of the indicators.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes its annual variable remuneration (the “Annual Variable Remuneration”).

The General Meeting held on March 11, 2011 likewise established a new settlement and payment system for the Annual Variable Remuneration applicable to the categories of employees whose professional activities may significantly affect the Bank’s risk profile or who perform control functions. This includes executive directors and the rest of the members of the Management Committee, and was adapted to the requirements established in Directive 76/2010, which was transposed to Spanish law by means of Royal Decree 771/2011 of 3 June 2011 (“Royal Decree 771/2011”).

The new Annual Variable Remuneration settlement system applicable to the executive directors and the rest of the members of the Management Committee established that they will receive at least 50% of the total of said remuneration in shares.

To this effect, if the economic value of the shares resulting from the Incentive corresponding to each executive director or to each member of the Management Committee in its settlement does not equal at least 50% of the amount of their Annual Variable Remuneration, they will be provided, in shares, the proportion of their ordinary variable remuneration that, added to the value of the shares from the Incentive, is needed to satisfy the percentage indicated. For this calculation, the value of the shares is considered to be the average closing price of the BBVA shares corresponding to the trading sessions between December 15, 2011 and January 15, 2012.

Once the amount of cash and shares corresponding to the executive directors and remaining members of the Management Committee in the settlement of their Annual Variable Remuneration has been determined, the payment will be subject to the conditions set forth in the AGM’s agreement in 2011 such that:

•

The payment of 50% of the Annual Variable Remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will, when applicable, be paid out in thirds over the next three years.

•

The shares that are provided each year from the settlement of the Annual Variable Remuneration will be unavailable for one additional year from the date they are provided; however, the sale of the number of shares needed to pay the taxes arising from the provision of the shares will be permitted.

•	The payment of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their provision.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Once 2011 was closed, the Annual Variable Remuneration of the executive directors for 2011 was determined, applying the aforementioned conditions agreed upon by the AGM in March 2011. It includes their ordinary variable remuneration and the Incentive for the Executive Team. Thus, in the first quarter of 2012, they will perceive the settlement of the Annual Variable Remuneration corresponding to 2011: €999,731 and 155,479 BBVA shares for the Chairman and CEO; and €635,865 euros and 98,890 BBVA shares in the case of the President and COO. In both cases, the shares will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

Furthermore, in the first quarter of the years 2013, 2014 and 2015, the executive directors will receive the amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO, corresponding to the deferred portion of the Annual Variable Remuneration of 2011.

The payment of the deferred portions of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their payment, and will be subject to the updating of the terms set out by the Board of Directors. In addition, the shares provided each year will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

As of December 31, 2011, these amounts were recognized under the heading “Other liabilities - Accruals” of the consolidated balance sheet.

MULTI-YEAR VARIABLE SHARE-BASED REMUNERATION PROGRAMS FOR EXECUTIVE DIRECTORS AND MEMBERS OF THE MANAGEMENT COMMITTEE

SETTLEMENT OF THE MULTI-YEAR VARIABLE SHARE-BASED REMUNERATION PROGRAM FOR 2009-2010

In the first quarter of 2011, the Multi-year Variable Share-based Remuneration Program for 2009-2010 was settled for the members of BBVA’s executive team, including the executive directors and other members of the Management Team. This had been approved by the AGM of March 13, 2009 and resulted in, after applying the conditions established initially, a multiplier coefficient of 0 for the units allocated. Thus, the Program was settled with no shares being awarded to its beneficiaries.

MULTI-YEAR VARIABLE SHARE-BASED REMUNERATION PROGRAM FOR 2010-2011

The Bank’s Annual General Meeting held on March 12, 2010 approved a Multi-Year Variable Share-based Remuneration Program for 2010/2011 designed for the members of BBVA’s executive team, including the executive directors and members of the Management Committee (hereinafter, the “2010-2011 Program”). The result is obtained by multiplying the number of units assigned at the start of the Program to each beneficiary by a coefficient, between 0 and 2, established based on the evolution of the Bank’s total shareholders return (TSR) in 2010-2011 as compared to the evolution of this same indicator in a group of 18 international reference banks.

The number of units allocated to the executive directors, in accordance with the agreement of the AGM, was 105,000 for the Chairman and CEO and 90,000 for the President and COO; and a total of 385,000 units were allocated for all remaining members of the Management Committee who held that position on December 31, 2011.

The aforementioned AGM established that the shares, if applicable, arising from the settlement of the Program be awarded to the beneficiaries, who could have those shares available to them as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the Program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the Program.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Once the 2010/2011 Program finalized on December 31, 2011, according to the conditions established initially, the determination of the TSR or BBVA and the 18 reference banks was made. BBVA held fourth place in the comparison table. Therefore, under the terms established by the AGM, a multiplier coefficient of 2 was applied to the units allocated to each beneficiary. Thus, in the settlement of the Program, 210,000 BBVA shares were awarded to the Chairman and CEO; 180,000 BBVA shares were awarded to the President and COO; and 770,000 BBVA shares were awarded to all other members of the Bank’s Management Committee.

After this Program was established by the Board, Royal Decree 771/2011 was published demanding the application of the aforementioned deferment, unavailability and limitation regulations to the remuneration granted and still unpaid prior to it taking effect, referring to services rendered since 2010.

Thus, this standard and the requirements established in the aforementioned Royal Decree 771/2011 must be applied to the 2010/2011 Program. Therefore, the AGM of the Bank set for March 16, 2012 will address the modification of the settlement and payment system of the 2010/2011 Program previously approved by the AGM to adapt it to the terms established to that effect in Royal Decree 771/2011.

This change in the settlement and payment system will affect those Bank employees who, as beneficiaries of the 2010-2011 Program are considered to carry out professional activities that may significantly influence the Bank’s risk profile or who perform control functions. This includes, in all cases, all executive directors and other members of the Management Committee.

The new system indicates that executive directors and the remaining members of the Management Committee will only receive 50% of the shares prior to April 15, 2012 corresponding to them as a result of the settlement of the Program. They will receive the remaining 50% deferred in thirds over the years 2013, 2014 and 2015, respectively.

Those shares will also be subject to, according to the requirements of Royal Decree 771/2011, the unavailability criteria indicated in the section regarding the New Annual Variable Remuneration System; as such, they will be unavailable for a period of one year from the date on which they were awarded. Furthermore, the awarding of the deferred shares will be subject to the non-occurrence of any situation that impedes or limits the provision of the Annual Variable Remuneration, which is subject to being updated. The above is in accordance with that set out by the Bank’s Board of Directors.

Thus, in the application of this new settlement and payment system for the 2010-2011 Program, the executive directors will, as a result, receive 105,000 BBVA shares (in the case of the Chairman and CEO) and 90,000 shares (in the case of the President and COO) prior to April 15, 2012. Furthermore, on the same dates in the years 2013, 2014 and 2015, the executive directors will receive the amount of 35,000 BBVA shares in the case of the Chairman and CEO, and 30,000 BBVA shares in the case of the President and COO, corresponding to the deferred portion of this Program.

SCHEME FOR REMUNERATION FOR NON-EXECUTIVE DIRECTORS WITH DEFERRED DISTRIBUTION OF SHARES

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through an agreement by the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be subject to being awarded, if applicable, to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated to non-executive director deferred share distribution system beneficiaries in 2011, corresponding to 20% of the total remuneration received by each in 2010, is as follows:

Scheme for Remuneration of Non-Executive Directors with Deferred Distribution of Shares	Theorical Shares assigned in 2011	Accumulated Theorical Shares
Tomás Alfaro Drake	6,144	19,372
Juan Carlos Álvarez Mezquíriz	8,010	47,473
Ramón Bustamante y de la Mora	7,270	45,319
José Antonio Fernández Rivero	8,673	38,814
Ignacio Ferrero Jordi	8,010	48,045
Carlos Loring Martínez de Irujo	7,275	33,098
José Maldonado Ramos	6,733	6,733
Enrique Medina Fernández	9,527	61,314
Susana Rodríguez Vidarte	6,315	31,039

Total (*)	67,957	331,207

(*)	Additionally, were also assigned to Don Rafael Bermejo Blanco, who resigned as director as of March 29, 2011, 5, 9,806 theoretical shares

PENSION COMMITMENTS

The provisions registered as of December 31, 2011 for pension commitments to the President and COO are €16,831 thousand, of which €2,417 thousand were charged against 2011 earnings. As of this date, there are no other pension obligations to executive directors.

Also, €99 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

The provisions registered as of December 31, 2011 for pension commitments for the Management Committee members, excluding executive directors, amounted to €60,312 thousand. Of these, €8,832 thousand were charged against 2011 earnings.

TERMINATION OF THE CONTRACTUAL RELATIONSHIP

There were no commitments as of December 31, 2011 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as life income or common stock, equal to 75% of their pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

Further to section B.1.13.: At the date of this report, there are no severance payment commitments for executive directors. Regarding the senior management: the Annex to this report includes the additional information required in article 61 bis of the Securities Exchange Act and reports on the agreements between the Company and its managers that have severance compensation when they resign or are unfairly dismissed.

Further to section B.1.29. and section B.2.3., the Risks Committee has held 43 meetings during 2011.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With regard to section B.1.31., as BBVA shares are listed on the New York Stock Exchange, it is subject to the supervision of the Securities & Exchange Commission (SEC) and thus, in compliance with the Sarbanes Oxley Act (SOA) and its ramifications, each year the Chairman & CEO, President & COO and the executive tasked with preparing the accounts sign and submit the certificates described in sections 302 and 906 of the SOA, relating to the content of the annual financial statements. These certificates are contained in the annual registration statement (20-F) the Company files with this authority for the official record.

Further to section B.1.40. and section C.5., and in compliance with article 229.2 of the Corporate Enterprises Act, at 31st December 2011, persons affiliated to the members of the BBVA Board of Directors owned 54,008 shares in Banco Santander, S.A., 414 shares in Banco Español de Crédito, S.A. (Banesto) and 3 shares in Bankinter, S.A.

With respect to the duties of the Audit & Compliance Committee established in section B.2.2., under the Audit Committee Regulations, its duties include ensuring that the Internal Audit department has the means and resources required, with enough personnel, material elements, systems, procedures and operating manuals to perform its duties in the Group and that it will be apprised of any obstacles that may have arisen to the performance of its duties. It will analyse and, where appropriate, approve the Annual Internal Audit Plan, as well as any other additional occasional or specific plans that have to be put in place on account of regulatory changes or Group business organisational needs. It will be apprised of the extent to which the audited units have complied with the corrective measures recommended by the Internal Audit in previous audits, and any cases that might pose a relevant risk for the Group will be reported to the Board. The Committee will be informed of any material irregularities, anomalies or breaches that Internal Audit detects in the course of its actions, material being construed as any that may cause a significant and material impact or damage to the Group’s net worth, results or reputation. The Internal Audit department, at its discretion, will judge whether they constitute such cause and, in case of doubt, must report the matter. It will also be apprised of and issue an opinion on the appointment or substitution of the head of Internal Audit, although it does not approve his/her appointment or propose the budget for the Internal Audit service.

Further to section C. (Related-Party Transactions), see Note 55 to the BBVA 2011 consolidated annual financial statements.

Further to section D.2., detailed information on the BBVA Group’s risk exposure is given in the BBVA Annual Report and in the BBVA Management Report, which includes the most noteworthy data.

Regarding recommendation number 45 in section F.: Article 30 of the Board Regulations empowers the Audit Committee to oversee the internal code of conduct Article 27 of the Board Regulations empowers the Executive Committee to assess the Bank’s corporate governance system, which it will analyse as a function of the Company evolution and the outcome of its development of any standards that may be established, and recommendations on best market practices that are in keeping with its corporate reality.

During 2011, the BBVA Board of Directors approved the Bank’s adhesion to the Code of Best Tax Practices (Código de Buenas Prácticas Tributarias) approved by Foro de Grandes Empresas in the wording proposed by the State Tax Administration Agency (AEAT).

Binding definition of independent director:

Indicate whether any of the independent directors has or has had any relationship with the company, its significant shareholders and/or its executives which, if sufficiently significant, would have meant that the director could not be considered independent under the definition given in section 5 of the unified code of good governance:

Date and signature:

This Annual Corporate Governance Report has been approved by the Company’s Board of Directors on

01/02/2010

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate whether any members have voted against or abstained with respect to the approval of this report.

NO

INFORMATION CONTENT ADDITIONAL TO THE ANNUAL BANCO BILBAO VIZCAYA ARGENTARIA S.A. CORPORATE GOVERNANCE REPORT, REQUIRED UNDER ARTICLE 61 BIS OF THE SECURITIES EXCHANGE ACT

This section includes the information content additional to the Annual Corporate Governance Report required under article 61 bis of Act 24/1988 of the Securities Exchange Act pursuant to the wording brought in by the Sustainable Economy Act.

This content is not included in the prevailing form used for the Annual Corporate Governance Report approved by the CNMV Circular 4/2007, 27th December, that is still in force, and is thus included as additional information in this Annex to that Report.

Securities not traded on a regulated EU exchange, indicating, where applicable, the different classes of shares and, for each class of shares, the rights and obligations they confer and the percentage of total share capital they represent:

All the shares in BBVA’s capital bear the same voting and economic rights. There are no distinct voting rights for any shareholder. There are no shares that do not represent capital.

BBVA shares are traded on the continuous market of the Spanish securities exchanges and on the London and Mexico markets. BBVA American Depositary Shares (ADS) are listed on the New York Stock Exchange and also traded on the Lima exchange (Peru) under an exchange agreement between both markets.

Additionally, at 31st December 2011, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were traded on their respective local securities markets, and the BBVA Banco Francés, S.A. and AFP Provida shares were also traded on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the LatAm market of Bolsa de Madrid.

Any restriction on the transferability of the securities and any restriction on voting rights.

This information is included under section A.10. of the 2011 Annual Corporate Governance Report of Banco Bilbao Vizcaya Argentaría, S.A.

There are no legal or bylaw restrictions on the free acquisition or transfer of shares in the Company’s capital other than those established in articles 56 and following of Act 26/1988, 9th July, on discipline and oversight in financial institutions, amended by Act 5/2009, 29th June, which establishes that any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Act 26/1998) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned were equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Bank of Spain will have 60 working days starting from the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

There are no legal or bylaw restrictions on the exercise of voting rights.

Rules applicable to the amendment of the Company Bylaws

Article 30 of the BBVA Company Bylaws establishes that the General Meeting has powers to amend the Company Bylaws, and to confirm or rectify the manner in which the Board of Directors interprets them.

To such end, the rules established under articles 285 and following of the Corporate Enterprises Act will apply.

The above paragraph notwithstanding, article 25 of the Company Bylaws establishes that two-thirds of the subscribed capital with voting rights must attend the General Meeting at first summons, or 60% of said capital at second summons in order to validly adopt resolutions on any change in the corporate purpose, transformation, total spin-off or winding up of the Company and amendment of the second paragraph of this article.

Significant agreements reached by the company that come into force, are amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid, and its effects.

No significant agreement reached by the Company is known that will come into force, be amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid.

Agreements between the Company and its directors and managers and employees who are entitled to compensation when they resign or are unfairly dismissed or if their employment relationship terminates due to a public takeover bid.

At 31st December 2011, there are no commitments to pay compensation payments to executive directors.

The contract of the President & COO determines that in the event of him losing this condition on any grounds other than his own will, retirement, disability or severe dereliction of duty, he will take early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum. This pension will be 75% of his pensionable salary if the severance occurs before he is 55 and 85% if it occurs after reaching said age.

The Bank has recognised the entitlement of some members of its senior management, 43 managers, 13 of whom belong to the Management Committee, to receive a compensation payment in the event of severance not due to their own will, retirement, disability or dereliction of duties. Its amount will be calculated by factoring in the fixed elements of the remuneration and the seniority of the Bank employee. No indemnity payments will be made in the event of disciplinary termination of contract due to the employer’s decision on the grounds of serious dereliction of duties.

The Bank has also agreed compensation clauses with some employees (50 members of the technical and specialist staff) in the event of unfair dismissal. The amount of this compensation is calculated according to the wage and professional conditions of each employee.

Description of the main characteristics of the internal control and risk management systems with respect to the financial reporting process.

1.	The entity’s control environment

The BBVA Audit & Compliance Committee Regulations establish that the Committee’s duties include the provision of sufficient, adequate and efficient supervision of the way in which the internal control systems work. This must ensure firstly that the financial statements of the Entity and its consolidated Group contained in the annual and quarterly reports and secondly, the information on accounts or financials required by the Bank of Spain and/or other regulatory bodies including those in other countries where the Group operates are correct, reliable, sufficient and clear. The Board of Directors, pursuant to article 17 of the Board Regulations, analyses the quarterly financial statements and approves the Half-Year and Annual Financial Report of BBVA and its consolidated Group.

To ensure that the internal control system is working requires a structure to take responsibility for this throughout the entire organisation. There are mechanisms in charge of the design and review of the organisational structure that clearly define the lines of accountability and authority and a suitable distribution of tasks and duties, carried out by the corporate internal control units to facilitate the financial reporting for the members of the organisation in compliance with applicable standards.

Additionally, advancing through the employees’ commitment to the internal control system, there is a Code of Conduct approved by the Board of Directors, the channel for whistleblowers regarding possible breaches of that Code and ongoing training and refresher courses for key staff in the financial area. The Code of Conduct is applicable to all the companies and persons comprising the organisation. It has been distributed so that they can be apprised of its content. It is based on the following values: ethical values; relational integrity; integrity in the markets; personal integrity and organisational integrity. It makes specific mention of transparency in the information provided to the market.

The duties of the Audit & Compliance Committee include ensuring that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with the legislation and are appropriate for the Bank. The Regulatory Compliance unit is in charge of analysing possible breaches of the Code of Conduct and proposing corrective or disciplinary measures. Regarding the whistle-blowing channels, as specified in the Code of Conduct, communications will be passed on to any of the units designated for this purpose. The units are obliged to preserve the anonymity of the person blowing the whistle on a possible breach of the Code.

Training and periodic refresher courses will be held on accounting standards, internal control and risk management in units involved in preparing and reviewing the financial information and in evaluating the internal control system.

2.	Financial reporting risk assessment

Within the organisation a process is carried out each month to identify and update the consolidation perimeter. This covers all the objectives of financial reporting.

The process of identifying risks of error, falsehood or omission carried out by the Financial Reporting Internal Control unit is based on calculating materiality. It selects the material accounting items, processes and companies where the risks are identified, thereby determining the scope of the annual assessment ensuring the coverage of their risks that are critical to the financial statements. Identification of potential risks that must necessarily be covered by the annual assessment begins with the management’s business understanding and insight, taking into account quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria associated with the type, complexity and nature of the risks and/or of the business structure itself. As proof, the effects of other types of risk (operating, technology, financial, legal, reputational, environmental risks, etc) are taken into account insofar as they impact on the financial statements.

The system for identifying and assessing financial reporting internal control risks is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, the risks affecting it and the controls that mitigate them. The process is documented at least once a year. It is supervised by the Audit & Compliance Committee and the Global Internal Control & Operational Risk Committee is also apprised of it.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.	Control activities

There are descriptions of processes documented in a management tool to maintain the flows of activities and controls for the different types of critical transactions and to develop a suitable procedure for signing off the financial statements to cover the risks identified for this process.

The internal control policies establish controls and procedures on the operation of the reporting systems and security of access, functional segregation, development and/or modification of computer applications, and on the management of subcontracted activities, or those aspects of assessment, calculation or valuation entrusted to independent experts. Likewise, there are procedures for the governance bodies to review and authorise the financial information disseminated to the securities markets, including specific review of the relevant judgements, estimates and projections.

4.	Information and communication

The organisation has an Accounting Policies committee and unit. Their mission is to act as arbiter to establish the accounting and solvency criteria applicable to ensure the correct recording of transactions to the accounts and the calculation of capital requirements within the framework of standards issued by the Bank of Spain, the European Union (International Accounting Standards Board, Equity Directives) and the Basel Committee. There is an updated accounting manual, disseminated over the Company intranet to all the units through which the Entity operates.

Control measures have been implemented to guarantee that all the data underpinning the financial information are collected in a comprehensive, exact and timely manner, and are reported in due time and form. The format of the financial reporting system is unique and standardised. It is applicable to and used by all the Group units. This format underpins the principal financial statements and the notes. There are also control measures and procedures to ensure that the information broadcast to the markets includes an appropriate level of detail and is suitably transmitted in line with the way that the investors and users of the financial information understand and interpret it.

5.	Supervision of how the system works

The Entity has an internal audit unit that provides support to the Audit Committee in supervising the financial reporting internal control system. In the final instance, the internal control system, pursuant to the Technical Audit Notes, is examined by the Group’s accounts auditor, who reports to the Audit & Compliance Committee and issues an opinion on the effectiveness of the internal control system with respect to the financial information contained in the Group’s annual consolidated statements at 31st December each year, in order for the financial information to be filed with the Securities & Exchange Commission. At the date of this report, the auditor of the consolidated accounts has not reported any significant or material issue to the Audit Committee, the Board of Directors or the Management Committee.

During 2011, the internal control areas have carried out a complete assessment of the financial reporting internal control in which no material or significant issue has been manifested to date. The assessment was reported to the Audit Committee, the Management Committee, the external auditor and the Global Internal Control & Operational Risk Committee.

Not all the control issues are of equal relevance or of equal economic significance: for each issue, there is an estimate of the expected economic impact and the probability of occurrence. The issues are then ranked as a function of these estimates. An action plan is established for each of the issues identified by the internal control units and the issues detected by the internal or external auditor, to correct or mitigate the risks.

The internal control supervision carried out by the Audit & Compliance Committee, described in the Audit & Compliance Committee Regulations, published on the Group website, includes the following activities:

•	Supervise the internal control systems’ sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

and its consolidated Group in their annual and quarterly reports. Also supervise the accounting and financial information that the Bank of Spain or other regulators from Spain and abroad may require.

•	Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are appropriate for the Bank.

•

Analyse the financial statements of the Bank and its consolidated Group contained in the annual and quarterly reports prior to their presentation to the Board, and with the necessary depth to check their accuracy, reliability, scope and clarity. For this purpose, the Committee will have all the necessary information with the level of detail it deems appropriate, and be provided the necessary support of the Group’s executive management, especially that of the Finance Area and that of the Company auditor.

•	Review all the relevant changes relating to the accounting principles used and the presentation of the financial statements and ensures that they are given due publicity.

•

Select the external auditor for the Bank and the consolidated Group and for all the companies comprising the Group. The Committee will oversee its independence and ensure that its audit schedule is carried through.

•	Approve the annual Internal Audit schedule, monitor it and be apprised of the degree to which the units audited comply with the corrective measures recommended.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REPORT ON THE REMUNERATION POLICY OF THE BBVA BOARD OF DIRECTORS

February 2012

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

1

Introduction

Subject matter

This report is drawn up pursuant to article 61 ter of the Securities Exchange Act and describes the remuneration policy of Banco Bilbao Vizcaya Argentaria, S.A. (henceforth BBVA) for the members of its Board of Directors. It is presented pursuant to the principles of maximum transparency and information regarding the Bank’s remuneration. The Bank applies these principles in all its documents providing public information, as established under its Bylaws. It tries to separate out the remuneration of executive directors (ie, directors who have permanent powers of administration, have senior management duties and/or are employees of the Bank or its Group companies) from that of the non-executive directors, who are responsible for collegiate decision-making on the governing bodies.

The report contains a description of the basic principles of the Bank’s remuneration policy with respect to executive and non-executive Board members, and a detailed presentation of the different elements comprising their remuneration. It was drawn up on the basis of BBVA’s Company Bylaws and Board Regulations.

Likewise, the report includes the basic elements and principles of the Bank’s general remuneration policy.

Frame of reference within BBVA corporate governance

The BBVA Board of Directors is conscious of the importance of a good corporate governance system to run the structure and operation of its corporate bodies in the best interests of the Company and its shareholders. One of BBVA’s main objectives is to create long-term value. A suitable system of corporate governance is one of the mainstays of such value.

The Bank’s Board of Directors is subject to regulations that reflect and develop the principles and elements that shape BBVA’s system of corporate governance. These comprise standards for the internal regulations and for the operation of the Board and its Committees, as well as the rights and obligations of directors in performance of their duties, which are contained in the directors’ charter.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2

The Board Regulations assign exclusive powers to the Board to adopt resolutions on the remuneration of directors and, in the case of executive directors, any additional remuneration for their executive duties and other terms and conditions contained in their contracts.

Shareholders and investors may find the Board Regulations on the Company website (www.bbva.com).

According to best corporate governance practices worldwide, the BBVA board of directors has set up several Committees to help it carry out its mission more efficiently. Below, we include a table with a breakdown of the Committees assisting the Board and the names of their members at year-end 2011:

Board Committees
Full name	Executive Committee	Audit & Compliance	Appointments	Remuneration	Risks
Francisco González Rodríguez	—
Ángel Cano Fernández	—
Tomás Alfaro Drake		—	—
Juan Carlos Álvarez Mezquíriz	—		—
Ramón Bustamante y de la Mora		—			—
José Antonio Fernández Rivero			—		—
Ignacio Ferrero Jordi	—			—
Carlos Loring Martínez de Irujo		—		—
José Maldonado Ramos	—		—	—
Enrique Medina Fernández	—				—
José Luis Palao García-Suelto		—			—
Juan Pi Llorens				—	—
Susana Rodríguez Vidarte		—	—	—

This system of organisation requires a high number of meetings to be held by both the Board and its Committees, covering a vast body of materials. It thus demands special dedication from the Board and Committee members, including non-executive directors. The amount of work required, along with the responsibility inherent to the post and the rules regarding incompatibilities imposed by the Bank’s Board Regulations, constitute the underlying elements of the remuneration scheme for the non-executive directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Remuneration Committee

Among the various Board Committees, this report will focus on the work of the Remuneration Committee as the body assisting the Board on matters relating to remuneration with the powers attributed to it under the Board Regulations. It is charged with overseeing observance of the remuneration policy established by the Company. The Committee will comprise a minimum of three members, to be appointed by the Board of Directors. All the members must be external directors and there must be a majority of independent directors, including the Committee Chair.

The Remuneration Committee comprises five directors, all external, the majority of whom are independent directors. Their names, positions and status are listed below:

Full name	Position	Status

Carlos Loring Martínez de Irujo	Chair	Independent

Ignacio Ferrero Jordi	Member	Independent

José Maldonado Ramos	Member	External

Juan Pi Llorens	Member	Independent

Susana Rodríguez Vidarte	Member	Independent

This Committee meets as often as necessary to comply with its duties, convened by its Chair. During 2011, the Remuneration Committee met 9 times to deal with matters within its remit.

Under the Bank’s Board Regulations, the Remuneration Committee will perform the following duties:

•

Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•

Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

•	Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will report on this to the Company’s Annual General Meeting.

•

Propose the remuneration policy for senior management to the Board, and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Entity.

•	Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

•

Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

•	Any other functions that may have been allocated under the Board Regulations or given to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board and, where applicable, the Company’s chief executive officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

In accordance with the BBVA Board Regulations, the Remuneration Committee may ask people with knowledge or responsibilities related to its business within the Group to attend its meetings. It may also receive help from external advisors when this is required to establish an informed opinion on issues falling within its scope.

With these duties, the Remuneration Committee plays an essential role with respect to remuneration issues for the Bank’s Board of Directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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In reaching its decisions on remuneration issues, the Remuneration Committee and the Board of Directors in 2011 have received advice from the in-house BBVA services and information and advice from one of the principal global consultancy firms working on directors’ and senior-managers’ remuneration, Towers Watson.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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General principles behind the BBVA directors’ remuneration policy

BBVA considers that its remuneration system is a key element in creating value. It thus has an advanced remuneration scheme based on the reciprocal generation of value for employees for the Group. This must be aligned with the interests of shareholders and subject to prudent risk management, and uphold the following principles:

•	Long-term value creation.

•	Reward achievement of results on the basis of prudent, responsible risk bearing.

•	Attract and retain the best professionals.

•	Reward the level of responsibility and professional track record.

•	Ensure equity within the Group and competitiveness outside it.

•	Benchmark performance against the market using analyses from prestigious consultancy firms specialising in remuneration.

•	Ensure transparency in its remuneration policy.

This remuneration system is constantly adapted to prevailing regulations and to reflect the standards and principles from generally accepted best Spanish and international practices with respect to remuneration and good governance at any time. It has been set up as a dynamic system, constantly evolving and improving.

This has enabled BBVA to have a remuneration aligned with the strictest standards of international corporate governance. This was recognised in a report issued in 2009 by a top-level external consultancy firm with expertise in remuneration policies (MERCER), which described its alignment with the principles published that same year by the Financial Stability Board (FSB)1 and by the Committee of European Bank Supervisors (CEBS)2, which stated that BBVA:

•

Uses economic profit (also known as economic value added), which reflects the level of risk borne and the cost of capital employed, as its key metric to monitor financial results when determining variable remuneration.

[1]	Financial Stability Board Principles for best practices in remuneration, 2nd April 2009.
[2]	Top-level principles for remuneration policies of the Committee of European Banking Supervisors, 20th April 2009.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•	Includes financial and non-financial indicators that reflect aspects at individual, unit and Group level when measuring performance.

•	Assigns higher weighting factors to non-financial indicators for measuring performance of units with control and oversight functions.

•	Has a long-term remuneration component based on shares as part of the variable remuneration package.

In December 2010, the EU Parliament and Council adopted Directive 76/2010 3 and its guidelines to interpretation 4 (the CEBS Guidelines), which contain specific rules on remuneration of the collective set of people in financial institutions engaged in professional activities that may have a significant impact on the entity’s risk profile or that have oversight and control duties (hereinafter the “Collective”). Consequently, in early 2011 the Bank revised its remuneration policy to adapt it to these principles, submitting the corresponding resolutions to the 2011 General Meeting.

The Group’s remuneration policy for its entire staff as a whole, therefore now includes the following elements:

•	Fixed remuneration based on the level of responsibility, which constitutes a relevant part of total pay, and

•	Variable remuneration linked to the achievement of previously established

[3]

Directive 2010/76/EU, 24th November 2010, amending Directives 2006/48/EC and 2006/49/EC regarding capital requirements for trading portfolios and re-securitisation transactions and oversight of remuneration policies (hereinafter “Directive 76/2010”),

[4]	Guidelines on Remuneration Policies and Practices, December 2010, published by the Committee of European Banking Supervisors (CEBS) and adopted fully by the Bank of Spain in December 2011.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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targets and prudent risk management. This is based on the design of incentives tailored the Group’s long-term interests, taking current and future risks into account.

Within this general framework, BBVA has established some principles that are specifically tailored to the collective group of people engaging in professional activities that may have a significant impact on the Entity’s risk profile or perform control or oversight functions, including executive directors and members of senior management. These are summarised below:

•	In total remuneration, the fixed and variable components will be duly balanced and the fixed component will be sufficient to allow the variable elements to be designed with flexible policies.

•

The staff with control and oversight duties will have a variable remuneration package containing a higher percentage weighting for targets related to their functions. This will foster greater independence from the areas whose business they must supervise.

•	The variable remuneration will pursue a balance between the amounts payable in cash and the amount payable in shares or financial instruments.

•	The delivery of part of the variable remuneration will be deferred over time, establishing systems to update the deferred parts.

•	And clauses will be established to limit or prevent, in certain cases, part of the variable remuneration pending payment from being delivered.

Following the March 2011 General Meeting, Spanish law has incorporated the principles of Directive 76/2010 in its Royal Decree 771/20115, and a further review of the Group’s remuneration system was carried out in order to ensure that it was aligned to this measure. This was confirmed in a report drawn up by an independent expert (Garrigues Human Capital) for this purpose in November 2011, at the request of the Bank of Spain. The report states that BBVA has a variable remuneration scheme for the Collective that is compatible with a suitable and efficient risk management, and that it includes the following elements:

•

deferral clauses designed so that a substantial part of the variable remuneration is deferred in view of the economic conditions, the nature of the business, its risks and the activities of each employee;

[5]

Royal Decree 771/2011, 3rd June, amending Royal Decree 216/2008, 15th February, on the shareholders equity of financial entities, and Royal Decree 2606/1996, 20th December, on deposit guarantee funds for credit entities (hereinafter “Royal Decree 771/2011”).

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•	payment in shares of at least 50% of any variable remuneration element for professionals included in the BBVA Collective;

•	application of ex post adjustments to remuneration, stemming from clauses that prevent or limit payment of deferred variable remuneration;

•	one-year withholding periods applicable to shares delivered and;

•	balance between variable remuneration and fixed remuneration for members of the Collective.

These elements combine to produce a balanced remuneration system reflecting the Group strategy and its values as well as the interests of its shareholders.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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BBVA Remuneration system

As indicated in this report, BBVA, in application of its remuneration policy principles, has designed a remuneration system for the Group that includes the following elements:

1.- FIXED REMUNERATION

The fixed remuneration in BBVA is established taking into account the level of responsibility and the professional track record of the employee within the Group. A remuneration benchmark is established for each function, reflecting its value to the organisation. This remuneration benchmark is defined by analysing its equivalence and fairness inside the Group and on the market outside. First-level firms specialising in remuneration consultancy provide advice in this definition.

The fixed component will constitute a suitable high percentage of the total remuneration of the employee, allowing maximum flexibility regarding the variable components.

2.- VARIABLE REMUNERATION

The variable remuneration in BBVA continues to be a key element in the Bank’s remuneration policy. It rewards the creation of value in the Group through each of the areas and units comprising BBVA, so that overall, it rewards the contributions to recurring value creation from individuals and teams and their combined collective effort.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The variable remuneration in BBVA (hereinafter the “Annual Variable Remuneration”) comprises the following two core elements: ordinary variable remuneration, applicable to all employees, and a specific reward in shares for the management. Their essential aspects are listed below:

2.a) Ordinary Variable Remuneration

The BBVA’s ordinary variable remuneration model (hereinafter the “Ordinary Variable Remuneration”) is based on establishing value creation targets for each Unit. These are weighted for the performance of the unit, the performance of the Area to which the Unit belongs and the performance of the Group as a whole. Target delivery determines the variable remuneration payable to the unit’s members. The distribution amongst members is based on individual performance.

Units are assigned two types of targets: financial indicators and non-financial indicators in line with each Unit’s business.

BBVA considers prudent risk management to be a key factor in its variable remuneration policy. This is why it has established Economic Profit (also known as economic value added) as a principal financial indicator in calculating the Ordinary Variable Remuneration of its entire staff.

Technically speaking, Economic Profit is obtained by taking the recurring Adjusted Profit and subtracting the return on the capital employed in each business divided by the cost of said capital, or the expected rate of return for investors. The Adjusted Profit is not the same as the Book Profit, as economic criteria are used to define it rather than the accounting standards in certain kinds of operations.

Conceptually, Economic Profit is the recurring profit generated over and above market expectations regarding capital yields.

This indicator is also considered by the Guidelines published by the Committee of European Banking Supervisors6, which have been adopted by the Bank of Spain, as a suitable measure to evaluate performance, as they incorporate adjustments for current and future risks and the cost of capital employed.

[6]	Ref. Section 96, of the Committee of European Banking Supervisors “Guidelines on Remuneration Policies and Practices”, 10th December 2010.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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BBVA has also established that non-financial elements should carry greater weight than financial indicators in the units with control and oversight functions (Internal Audit, Regulatory Compliance, Global Accounting & Information Management, the Corporate Secretariat, Risks and Human Resources). This is in accordance with Directive 76/2010 and Royal Decree 771/2011 and reinforces the independence of employees engaged in these functions vis à vis the areas they oversee.

In this manner, the BBVA’s Ordinary Variable Remuneration combines the performance of the financial and non-financial employees with the performance of their Unit, that of the Area to which they belong and that of the Group as a whole. It uses the Group’s adjusted recurring Economic Profit as the main financial indicator. This also incorporates present and future risks and mitigates possible volatility stemming from one-off events in any one year.

2.b) Variable remuneration in shares

BBVA considers that in order to best align employees’ interests with those of shareholders and encourage the creation of long-term value, it should maintain a system of variable remuneration in shares specifically for the Bank management staff due to their significant impact on the Group’s strategy and earnings. This specific variable remuneration is also an essential element in boosting morale and retaining talent amongst this set of BBVA managers.

The system is based on an incentive for the management (hereinafter the “Management Team Incentive” or the “Incentive”). Each manager is awarded an allocation of units on a yearly basis, which will serve as the benchmark for determining how many shares will be delivered on the settlement date. This number will be associated with the manager’s degree of delivery on a set of Group-level indicators, which will be determined annually.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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For 2012, these indicators are related to:

•

Total Shareholder Return (TSR). This measures the return on investment for shareholders as the sum of the change in the listed value of the share plus dividends and other similar items during the period under consideration.

•	The Group’s recurring Economic Profit (EP) without one-offs, which incorporates adjustments for current and future risks (as explained above); and

•	The Group’s Attributable Profit without one-offs.

The number of units initially allocated will be divided into three parts, each linked to one indicator. The indicators will be weighted and multiplied by coefficients of between 0 and 2 as a function of a scale, which will be defined each year specifically for each of them.

For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group. This reinforces alignment of the management’s variable remuneration with the shareholders’ interests.

The calculation of the number of shares deliverable as the Management Team Incentive will be determined annually. This number of shares will, in general apart from the exception mentioned in section 2.c) below, be subject to the following criteria for retention:

(i)	40% of the shares received will be freely transferrable by the beneficiaries as of their delivery;

(ii)	30% of the shares received will become transferrable once a year has elapsed as from the settlement date; and

(iii)	the remaining 30% will be transferrable as of two years after the settlement date.

The Bank is planning to continue with this system of remuneration with shares, based on incentives that are settled annually for each year after 2012. To encourage a focus on long-term earnings it measures TSR over

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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several years. The incentives for 2013 and 2014 measure TSR as of 1st January 2012 until the end of each year, and then there can be a rolling three-year measurement of TSR for every year subsequent to 2014.

2.c) New system of settlement and payment of the Annual Variable Remuneration

The Bank has a specific system for the settlement and payment of the Annual Variable Remuneration for the set of people in the financial institutions engaged in professional activities that may have significant impact on the entity’s risk profile or that have oversight and control duties, including executive directors and members of the Management Committee. These are adapted to the requirements established in the Directive and in Royal Decree 771/2011. The system works as follows:

•	In each of the Annual Variable Remuneration payments, at least 50% of the total will be paid in BBVA shares.

•

The payment of 40% of each element in the Annual Variable Remuneration, either in cash or in shares, will be deferred over time. The deferred amount will then be paid by one third a year over the next three years.

•	The percentage deferred will be increased for executive directors and senior management up to 50% for each element in the Annual Variable Remuneration.

•

The shares paid may not be availed for one year as of the delivery date. This retention will be applicable to the net amount of the shares, having discounted the part needed to settle the payment of taxed on the shares received.

•	The shares received as Annual Variable Remuneration may not be used in hedge trades.

The Bank’s Board of Directors, at the proposal of the Remuneration Committee, has established that the deferred parts of the Annual Variable Remuneration pending payment under the aforementioned rules, will not be paid to member of the Collective when any of the following circumstances arise prior to the payment date:

i.

The beneficiary has not generated the right to Ordinary Variable Remuneration of one year as a consequence of the effect on the year's earnings of transactions recorded to the accounts in previous years before their right to Ordinary Variable Remuneration had been established;

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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ii.	The beneficiary has been sanctioned for serious breach of the code of conduct and other applicable internal rules, in particular with respect to risks;

iii.

Termination of the contractual relationship, except in the cases of retirement, early retirement, declaration of any degree of permanent disability or death. In such cases, the right to receive the payment will be maintained under the same terms as if the employee had remained in the Group’s employ.

If the BBVA Group received negative earnings (reporting losses) one year, without considering the impact of one-off earnings, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year the losses were accrued or of the deferred amounts that may be payable in the year in which the annual financial statements reflecting said negative earnings are approved.

In any event, the variable remuneration will only be paid if it is sustainable in the light of the BBVA Group’s situation as a whole, and if it can be justified as a function of the Entity’s earnings.

Pursuant to the BBVA Group’s general policy for the Collective, the parts of the Annual Variable Remuneration that are deferred under the foregoing system will be updated in the terms established by the Board of Directors. This update will always be subject to the same conditions established for the payment of the deferred variable remuneration to which they correspond.

Pursuant to the BBVA variable remuneration policy presented, the Entity’s Board of Directors will propose the corresponding resolutions regarding the Management Team Incentive for 2012 to the General Meeting.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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General principles informing the BBVA directors’ remuneration policy

The remuneration system described above is applied to the entire BBVA staff, adapted to different positions according to their levels of responsibility and professional development. The characteristics of the members of BBVA governing bodies and senior management are taken into account.

Thus, BBVA’s remuneration policy for members of the Board of Directors distinguishes between the remuneration of executive directors and non-executive directors.

Remuneration policy for executive directors

The system established to remunerate executive directors rewards their executive duties. It applies remuneration items used worldwide by the big listed international corporations to pay their senior staff.

These items are included in article 50 bis of the BBVA Company Bylaws and correspond with those applicable to its senior management as a whole.

The remuneration policy for executive directors is aligned with the Group’s general remuneration policy. It considers various elements, including the following:

•

Fixed remuneration, taking into account the level of responsibility the position’s duties entail and ensuring this remuneration is competitive with remuneration paid for equivalent posts in the international banks in the main European countries and the USA. The fixed remuneration will comprise a relevant part of the total remuneration.

•

Ordinary Variable Remuneration linked to the Group earnings. The amount is subject to achieving specific, quantifiable targets directly aligned with shareholders’ interests insofar as they contribute to the generation of value for the Bank.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Remuneration policy for non-executive directors

The remuneration policy for non-executive directors is based on criteria of responsibility, dedication and incompatibilities inherent in the job they perform, and comprises the following elements:

•

Annual remuneration for occupying a seat on the Board and another for belonging to the different Board Committees. Greater weighting is applied to chairing committees, and the relative nature of the duties of each Committee is also weighted.

•

A scheme for deferred delivery of shares. Beneficiaries are allocated a number of theoretical shares to be delivered to them, where applicable, on the date on which they leave the Board for any cause other than dereliction of duties. This scheme is in line with best international practices in corporate governance.

Under agenda item 7.2, it has been proposed to the General Meeting that a new article 33 bis be included in the Company Bylaws, regulating the remuneration system of Bank directors of this kind, excluding executive directors, which would replace the system established under the current article 53 of the Bank’s Bylaws.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Remuneration system for executive BBVA directors

As indicated above, the structure of executive directors’ remuneration is regulated under article 50 bis of the Bank’s Bylaws. It is in line with the general policy for senior management remuneration.

The contracts signed with each independent director determine their respective remuneration packages, entitlements and economic rewards, comprising the items established under said article 50 bis of the Company Bylaws. Below is a detailed analysis of such items:

Fixed remuneration

Each year the Remuneration Committee considers the possible updating of the fixed remuneration of the executive directors as established under article 50 bis of the Bank’s Bylaws on the basis of studies and analyses to ensure suitable compensation and maintain a remuneration structure in which the fixed components are sufficiently weighted against the total remuneration to reward the level of responsibility and the characteristics of every position.

The Committee takes other factors into account, such as the average increase in the remuneration of members of the Management Committee and the specific characteristics of each position, as well as the remuneration information supplied by the main consultancy firms working in management remuneration policy worldwide.

The Committee determines the fixed remuneration payable to each executive director and then puts its proposal to the Board for approval, with the acquiescence of the executive directors.

The Board of Directors, 1st February 2012, at the proposal of the Remuneration Committee, resolved not to increase the fixed remuneration of the executive directors established in 2011. Thus the fixed remuneration of the Chairman & CEO will stand at €1,966,260 and that of the President & COO at €1,748,000.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Annual Variable Remuneration

The Annual Variable Remuneration of the BBVA executive directors, like that of the rest of the senior management, comprises Ordinary Variable Remuneration and a Management Team Incentive, which may be delivered in shares. These elements are each described below:

Ordinary Variable Remuneration

The Ordinary Variable Remuneration model applicable to executive directors, approved by the Board of Directors contains the elements of the general system established for the Group’s senior management and the rules applicable to the employees performing duties that may have a significant impact on the Bank’s risk profile or oversight duties. It takes into account the specific nature of the executive directorships, defining a scheme for them within the corporate framework by setting targets and individually assessing delivery on each such target.

The targets to determine the Ordinary Variable Remuneration of executive directors are established by the Remuneration Committee on the basis of information on the metrics of variable annual remuneration in the large international banks within BBVA’s peer group and their evolution over time. These are then submitted to the approval of the Board of Directors.

The targets for the Ordinary Variable Remuneration of executive directors for 2012 are significantly linked to the Group’s recurring earnings. The following are used as indicators: the Group adjusted Economic Profit without one-offs; the Group net attributable profit without one-offs; the Group recurring cost-income ratio and each executive director’s personal indicators subject to the following weighting:

	Group recurring adjusted Economic Profit	Group recurring cost- income ratio	Group net attributable profit	Specific task- related targets

Chairman & CEO	50%	20%	30%	—

President & COO	50%	15%	25%	10%

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Pursuant to the core principles of BBVA’s general remuneration policy and on the basis of prudent risk management, BBVA has chosen the Group’s recurring Economic Profit (EP) as the main indicator for measuring the Group’s targets for the purpose of establishing its executive directors’ Ordinary Variable Remuneration. It considers that this is the most suitable way to measure sustained generation of shareholder value, considering the level of risk borne and the cost of capital employed.

As indicated, technically speaking, the Economic Profit is obtained by taking the recurring Adjusted Profit and subtracting the return on the capital employed in each business divided by the cost of said capital, or the expected rate of return for investors. The Adjusted Profit is not the same as the Book Profit, as economic criteria are used to define it rather than the accounting standards in some kinds of operations.

Conceptually, Economic Profit is the recurring profit generated over and above market expectations regarding capital yields.

The Economic Profit is also, as explained above, an indicator considered by the CEBS guidelines, published by the Committee of European Bank Supervisors, which have been adopted by the Bank of Spain, to be a suitable system for assessing performance including risk-adjusted measurements.

The amount of Ordinary Variable Remuneration that executive directors will obtain will reflect their delivery on the indicators mentioned above as a function of certain compliance scales approved each year by the Bank’s Board of Directors at the proposal of the Remuneration Committee.

In order to align Ordinary Variable Remuneration more closely to best international practices, the Board of Directors has established that the Ordinary Variable Remuneration of executive directors be capped at 200% of the amounts of their respective fixed remuneration.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Variable remuneration in shares

As indicated above, a fundamental part of BBVA’s remuneration of its managers, including executive directors and other members of the senior management, is its policy of variable remuneration based on the delivery of Bank shares.

The Management Team Incentive, as described in previous sections of this report, allocates a number of units to each manager. This acts as the basis to determine the number of shares deliverable on the settlement date, and will be associated to the degree of compliance with various Group-level indicators that will be determined every year. For 2012, they would be as follows:

•

Performance of the Bank’s Total Shareholder Return (TSR) from 1st January to 31st December 2012, compared against the TSR performance of the following peer group of international banks over the same period: BNP Paribas, Société Genérale, Deutsche Bank, UniCredito Italiano, Intesa San Paolo, Banco Santander, Crédit Agricole, Barclays, Lloyds Banking Group, Royal Bank of Scotland, UBS, Crédit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase, and Wells Fargo.

TSR measures the return on investment for shareholders as the sum of the change in the listed value of the share plus dividends and other similar items accruing to the shareholder during the period under consideration.

•	The Group Economic Profit without one-offs.

•	The Group’s Attributable Profit without one-offs.

The number of units will be divided into three parts, each linked to one indicator. Each of these parts will be multiplied by coefficients of between 0 and 2 as a function of a scale defined each year for each of them. For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group. This reinforces alignment of the management’s variable remuneration with the shareholders’ interests.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The sum of these three components, each weighted accordingly, will determine the number of shares to which each beneficiary is entitled.

Special system of settlement and payment of the executive directors’ Annual Variable Remuneration

As resolved by the Bank’s Board of Directors, at the proposal of the Remuneration Committee, executive directors, in the same manner as the rest of the members of the Management Committee, will receive their Annual Variable Remuneration for 2012 under the following conditions:

•	In each of the payments of the Annual Variable Remuneration, at least 50% of the total will be paid in BBVA shares.

•	The payment of 50% of the Annual Variable Remuneration, in cash and in shares, will be deferred in time. The deferred amount will be paid one third a year over the following three years.

•

The shares paid may not be availed for one year starting from the date of their delivery. This retention will be applicable to the net amount of the shares, having discounted the part needed to settle the payment of taxes on the shares received.

•	The shares received as Annual Variable Remuneration may not be used in hedge trades.

The payment of the deferred amounts is conditional upon none of the circumstances arising that the Board of Directors has resolved should limit or prevent the payment and subject to the other rules mentioned in section 2.c) of this report.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The following graph illustrates the settlement and payment system for the Annual Variable Remuneration is given, referenced to 2011:

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Variable remuneration for 2011

At year-end 2011, the Annual Variable Remuneration of the executive directors has been determined in accordance with the settlement and payment system described in the previous section. The Ordinary Variable Remuneration and Variable Remuneration in Shares were calculated on the following bases:

•

Calculation of the executive directors’ ordinary variable remuneration for 2011 employed the targets and weightings established at the beginning of the year by the Board of Directors at the proposal of the Remuneration Committee. These were:

	Group recurring adjusted Economic Profit	Group recurring cost- income ratio	Group net attributable profit	Specific job- related targets

Chairman & CEO	50%	20%	30%	—

President & COO	50%	15%	25%	10%

The compliance scales associated to each of these indicators were also established by the Board of Directors at the proposal of the Remuneration Committee. They were defined in such a way that the positive or negative year-on-year changes in the results of the targets established correlate to positive or negative changes in the executive directors’ Ordinary Variable Remuneration.

•

The calculation of the executive directors’ Incentive for 2011 employed the indicators established by the General Meeting and the weightings established by the Board of Directors at the proposal of the Remuneration Committee. These are as follows:

TSR	Recurrent Economic Profit	Group net attributable profit
50%	25%	25%

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The compliance scales associated to each of these indicators were established by the Board of Directors at the proposal of the Remuneration Committee. The BBVA TSR ranked second in its peer group of 18 banks, established by the General Meeting, March 2011. This means that the multiplier coefficient will be 2, in accordance with the following table:

GRUPO DE REFERENCIA - 18 BANCOS
Banco Santader	España
BNP Paribas	Francia
Credit Agricole	Francia
Societe Generale	Francia
Intesa San Paolo	Italia
Unicredito Italiano	Italia
Deutsche Bank	Alemania
Commerzbank	Alemania
HSBC	Reino Unido
Barclays	Reino Unido
Lloyds Banking Group	Reino Unido
Royal Bank of Scotland	Reino Unido
Credit Suisse	Suiza
UBS	Suiza
Citigroup	Estados Unidos
Bank of America	Estados Unidos
JP Morgan Chase	Estados Unidos
Wells Fargo	Estados Unidos

RANKING	MULTIPLIER COEFFICIENT
1st	2.0
2nd	2.0
3rd	2.0
4th	1.9
5th	1.8
6th	1.7
7th	1.6
8th	1.4
9th	1.2
10th	1.0
11th	0.0
12th	0.0
13th	0.0
14th	0.0
15th	0.0
16th	0.0
17th	0.0
18th	0.0
19th	0.0

Along with the result of the other two indicators, this gives an average applicable coefficient for the Incentive of 1.3175, applied to the number of units allocated to each beneficiary at the beginning of the programme, this gives the number of shares corresponding to the Incentive.

•

The BBVA remuneration policy for its executive directors establishes that they should receive at least 50% of their Annual Variable Remuneration in shares. The economic value of the shares from the Incentive to which each executive director is entitled has been calculated. As established by the General Meeting, March 2011, the calculation employed the average closing price of the BBVA

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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shares at trading sessions between 15th December 2011 and 15th January 2012, in order to determine the Annual Variable Remuneration for each of them corresponding to 2011.

Thus, during the first quarter of 2012, the executive directors will receive from the settlement of the Annual Variable Remuneration for 2011: €999,731 and 155,479 shares for the Chairman & CEO, and €635,865 and 98,890 shares for the President & COO. In both cases, the shares may not be availed for one year as of the date of their delivery under the terms explained in this report.

Additionally, during the first quarter of each year, 2013, 2014 and 2015, the executive directors will collect the following amounts: the Chairman & CEO will receive €333,244 and 51,826 BBVA shares, while the President & COO will receive €211,955 and 32,963 shares, as the deferred part of their Annual Variable Remuneration for 2011.

The deferred remuneration payments subject to the unavailability criteria explained in this report will be delivered providing none of the circumstances established by the Board of Directors that could limit or prevent payment arise, and are subject to the other rules described in section 2.c) of this report.

SETTLEMENT OF THE MULTI-YEAR VARIABLE SHARE REMUNERATION PROGRAMME FOR 2009-2010.

During the first quarter of 2011, the Multi-Year Variable Share Remuneration Programme for the BBVA management team, including executive directors and other members of the Management Committee was settled for 2009-2010, as approved by the General Meeting, 13th March 2009. In application of the conditions established when it began, a multiplier coefficient of 0 was applied to the units allocated, such that the Programme was settled without shares being delivered to its beneficiaries.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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SETTLEMENT OF THE LONG-TERM INCENTIVE PROGRAMME 2010-2011

The Long-Term Incentive Programme for 2010-2011 approved by the General Meeting, 12th March 2010, for members of the BBVA management team, including executive directors and other members of the Management Committee was settled, in the light of year-end 2011 figures.

This Programme allocated each manager a number of units that will provide a basis on which to determine the number of shares to be delivered on its maturity date. It is associated to the performance of the Bank’s Total Shareholder Return (TSR) during 2010- 2011, benchmarked against a peer group of 18 international banks.

The number of units allocated to the executive directors, pursuant to the General Meeting resolution, was 105,000 for the Chairman & CEO and 90,000 for the President & COO.

Said resolution established that any shares that may stem from the settlement of this Programme would be delivered to the beneficiaries, who could avail themselves of the shares in the following manner: (i) 40% of the shares received will be freely transferrable by the beneficiaries on delivery; (ii) 30% of the shares received will become transferrable once a year has passed from the Programme’s settlement date; and (iii) the remaining 30% will become transferrable once two years have passed from the Programme’s settlement date.

In application of the Programme conditions, the performance of the BBVA TSR and that of the 18 banks in its peer group established by the General Meeting was measured. BBVA ranks 4th in the comparison table. Thus, a multiplier coefficient of 2 must be applied to the number of units allocated to each of the beneficiaries. This determines that under the settlement of the 2010-2011 Programme, the Chairman & CEO will be awarded 210,000 BBVA shares and the President & COO will be awarded 180,000 BBVA shares.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The details of the 18 banks in the peer group established by the General Meeting along with the ranking scale established by the Board of Directors at the proposal of the Remuneration Committee, are given below:

GRUPO DE REFERENCIA - 18 BANCOS
Banco Santader	España
BNP Paribas	Francia
Credit Agricole	Francia
Societe Generale	Francia
Intesa San Paolo	Italia
Unicredito Italiano	Italia
Deutsche Bank	Alemania
Commerzbank	Alemania
HSBC	Reino Unido
Barclays	Reino Unido
Lloyds Banking Group	Reino Unido
Royal Bank of Scotland	Reino Unido
Credit Suisse	Suiza
UBS	Suiza
Citigroup	Estados Unidos
Bank of America	Estados Unidos
JP Morgan Chase	Estados Unidos
Wells Fargo	Estados Unidos

RANKING	COEFICIENTE MULTIPLICADOR
1º	2
2º	2
3º	2
4º	2
5º	1,8
6º	1,6
7º	1,4
8º	1,2
9º	1
10º	0,8
11º	0,6
12º	0,4
13º	0
14º	0
15º	0
16º	0
17º	0
18º	0
19º	0

After the General Meeting established this Programme, Royal Decree 771/2011, 3rd June, was enacted and came into force. Its Sixth Transitory Provision retroactively establishes the application of the rules of deferral, unavailability and limitation described in this report to the remuneration payments referring to services provided from 2010, granted and not yet paid before the measure was enacted. Consequently, an amendment is being put to the Bank’s General Meeting scheduled for 16th March 2012 regarding the settlement and payment system for the 2010-2011 Programme, which would mean the three-year deferral of payment of the 50% of shares resulting from the settlement of the Programme for the executive directors and other members of the Management Committee.

Applying this new settlement and payment system, adapted to the requirements established in Royal Decree 771/2011, 3rd June, means that before 15th April 2012, the executive directors would be entitled to the delivery against the 2010-2011 Programme of only 50% of the shares determined as a consequence of the settlement of the Programme. This is 105,000 shares for the Chairman & CEO and 90,000 shares for the President & COO. The remaining 50% would be deferred (105,000 and 90,000 shares, respectively) and would be deliverable one third per year over 2013, 2014 and

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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2015, respectively. Thus, 35,000 shares would be delivered to the Chairman & CEO and 30,000 shares to the President & COO on each one of these years under this item.

The aforementioned shares will be subject to the criteria of unavailability described in this report, and will be delivered providing none of the circumstances established by the Board of Directors that could limit or prevent payment arise, and are subject to the other rules described in section 2.c) of this report.

Corporate pension scheme

Pursuant to article 50 bis of the Company Bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

The provisions recorded at 31st December 2011 to cover the pension commitments for the President & COO stood at €16,831. On said date, there were no other pension obligations with executive directors.

These commitments stem from the contract with the President & COO to cover the contingencies listed below:

a)	Retirement

The entitlement to receive an annual retirement pension is recognised, whose amount will be calculated on the basis of the annual average total remuneration that would have been payable over the last two years prior to his retirement as his fixed remuneration and part of his variable remuneration. The amount of the pension will be determined as a function of his effective seniority in the Bank until reaching the age of 65 years, capped at 85.

This entitlement will arise when, in performance of his professional duties, he reaches the age of 65 years.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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b)	Disability

On the same bases as the retirement pension, the entitlement to a disability pension will be recognised for an amount equal to the maximum amount of his retirement pension should he become permanently, totally or absolutely disabled whilst performing his professional duties.

c)	Death

In the event of death, the widow/widower will be entitled to a pension of 50% of the average pensionable basis for retirement or, as applicable, the retirement or disability pension to which he/she is entitled.

Likewise, an annual orphanhood pension will be granted for children until they reach the age of 25. For each such child, this will be 20% of the same bases used for the widow’s pension.

In no event may the widowhood’ and orphanhood’ pension be more than 100% of the amounts the beneficiary of the policy was receiving at the time of death.

The Bank’s retirement commitments for the President & COO may be met, as he chooses, by the payment of a lifelong annuity pension, or by payment of a lump sum at the time when the conditions established for this in the contract occur.

Other remuneration

BBVA’s executive directors are entitled to benefit from the reward schemes established for the Bank’s senior management in general and other remunerations such as rental cars, insurance, etc.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Main characteristics of the executive directors’ contracts with BBVA

The contracts signed with the executive directors are open-ended and compliant with the rights recognised under article 50 bis of the Bank’s Bylaws. None include any period of prior notice.

At the date of this report, the Bank has no commitments to pay severance indemnity to any executive directors.

The terms and conditions of the President & COO’s contract determine that should he cease to hold this post for any reason other than his own will, retirement, disability or serious dereliction of duty, he will be given early retirement with a pension, which he may choose to receive as a life-long annuity or as a lump sum. This will be 75% of his pensionable salary should this occur before he reaches the age of 55 years, or 85% should it occur after he has reached said age.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Remuneration scheme for non-executive BBVA directors

BBVA has set up a remuneration system tailored to the posts of non-executive BBVA directors, different from the system for the executive directors. It is based on their responsibilities, dedication and incompatibilities as a function of the post they hold.

To such end, the performance of the duties of BBVA Board members requires special dedication, as there is a high number of meetings held both by the Board of Directors and the various Committees assisting it. The number of meetings held in 2011 was:

Number of meetings

Board of Directors	12

Executive Committee	18

Audit & Compliance Committee	12

Risks Committee	43

Appointments Committee	10

Remuneration Committee	9

BBVA directors are also subject to strict set of regulations regarding incompatibilities in sitting on governing bodies of Group companies or associated undertakings. Thus, except for executive directors with express authorisation from the Board, Board members may not take up directorships in subsidiaries or associated undertakings, when the directorship is linked to the Group’s shareholding in such company.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Moreover, when the current Board members leave their Bank directorship, they may not provide services to another financial institution in competition with the Bank or its subsidiaries for two years, unless they are given express authorisation by the Board. Such authorisation may be denied on the grounds of corporate interest.

Non-executive directors are subject to a system regulating possible conflicts of interest between their private activity and the performance of their duties as BBVA directors. The system is governed by the Board Regulations.

On the basis of the foregoing, the remuneration system for non-executive directors comprises the following elements:

Annual remuneration

Non-executive directors receive an annual payment for sitting on the BBVA Board, and another fixed amount for their membership of different Committees. Chairing a Committee is given a higher weighting, and the amount for Committee members reflects the different duties of each Committee.

The Board of Directors periodically reviews these fixed components in order to ensure they keep up with changing market circumstances and any changes in the kind of duties that the BBVA directors perform. These amounts have not been updated since July 2007.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The remuneration payable to the non-executive directors for 2011 is given below. The figures are itemised for membership of Committees and the positions held on the Committees:

	Thousands of Euros
Year 2011 Remuneration of Non-Executive Directors	Board of Directors	Standing- Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	7	36	338
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	111	—	44	41	43	368
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto	118	—	134	62	—	—	314
Juan Pi Llorens	54	—	—	27	—	11	91
Susana Rodríguez Vidarte	129	—	71	—	41	43	284

Total	1,330	611	419	561	231	282	3,435

(1)

José Antonio Fernández Rivero, apart from the amounts listed in the above table, also received a total of 652 thousand Euros during 2011 in early retirement payments as a former member of the BBVA management.

(2)	José Luis Palao García-Suelto was appointed member of the BBVA Board on 1st February 2011.
(3)	Juan Pi Llorens was appointed member of the BBVA Board on 27th July 2011.
(4)	Rafael Bermejo Blanco, who stood down as director on 29th March 2011, received the total sum of €104 K in remuneration as member of the BBVA Board of Directors and for his positions on its Committees.

Moreover, during 2011, insurance premiums have been paid for non-executive directors amounting to a total of 99 thousand Euros.

System of Variable Remuneration with Deferred Delivery of Shares

The Bank has a scheme for remuneration through deferred delivery of shares for its non-executive directors. This was adopted by the BBVA General Meeting, 18th March 2006 and extended for a further 5 years by the General Meeting in March 2011. It comprises an annual allocation of “theoretical BBVA shares” to the non-executive directors, as part of their remuneration, which will be delivered, where applicable, on the date on which they cease to be directors on any grounds other than serious dereliction of duty.

The annual number of “theoretical shares” allotted to non-executive directors who are beneficiaries of this scheme will be equivalent to 20% of the total remuneration

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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payable to the non-executive director in the previous year, according to the average of the closing prices of the BBVA share during the sixty trading sessions prior to the AGM approving the corresponding financial statements.

The number of theoretical shares allocated to each of the non-executive directors in 2011 as beneficiaries of the scheme for remuneration through deferred delivery of shares, corresponding to 20% of the remuneration payable to said directors during 2010 and the total number of theoretical shares accumulated are as follows:

Scheme for Remuneration of Non-Executive Directors with Deferred Distribution of Shares	Theorical Shares assigned in 2011	Accumulated Theorical Shares
Tomás Alfaro Drake	6,144	19,372
Juan Carlos Álvarez Mezquíriz	8,010	47,473
Ramón Bustamante y de la Mora	7,270	45,319
José Antonio Fernández Rivero	8,673	38,814
Ignacio Ferrero Jordi	8,010	48,045
Carlos Loring Martínez de Irujo	7,275	33,098
José Maldonado Ramos	6,733	6,733
Enrique Medina Fernández	9,527	61,314
Susana Rodríguez Vidarte	6,315	31,039

Total	67,957	331,207

(*)	Rafael Bermejo Blanco, who stood down as director on 29th March 2011, was also allocated 9,806 theoretical shares.

This long-term remuneration system is in line with international tendencies in corporate governance, as the theoretical shares allocated to the directors are not materialised until the moment they leave their post, providing this is not due to dereliction of duty. Where such dereliction exists, the director would not receive any payment under this item

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Future policy

The remuneration system BBVA has established for the members of its Board of Directors has been described in detail in this report. It is the system that will be applied during the current year, in compliance with the resolutions of the Bank’s corresponding governing bodies, as explained. The same system will be applicable in future years, unless the competent governing bodies resolve otherwise in the light of changed circumstances.

The above notwithstanding, the Remuneration Committee, in performance of its duties under the Board Regulations, periodically reviews the Board of Directors’ remuneration policy. Within the framework established in the Company Bylaws, it puts to the Board any proposals it deems timely with respect to the items included and the amount earmarked to them, taking into account the current market environment and the Company’s earnings.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 10, 2012	By:	/s/ Maria Jesús Arribas De Paz
	Name:	Maria Jesús Arribas De Paz
	Title:	Authorized representative